Exhibit 99.1

Consolidated statements of financial position

at March 31, 2016 and March 31, 2015

	Notes	March 31, 2016	March 31, 2015
		R’000	R’000

ASSETS
Non-current assets
Property, plant and equipment	6	235,584	135,844
Intangible assets	7	846,851	778,518
Available-for-sale financial asset	8	—	—
Finance lease receivable	9	167	1,002
Deferred tax assets	19	30,005	23,607
Total non-current assets		1,112,607	938,971
Current assets
Inventory	10	64,489	38,934
Trade and other receivables	11	293,045	261,574
Finance lease receivable	9	984	5,607
Taxation		8,886	7,602
Restricted cash	12	21,134	30,539
Cash and cash equivalents	13	877,136	945,381
Total current assets		1,265,674	1,289,637
Total assets		2,378,281	2,228,608

EQUITY
Stated capital	14	1,320,955	1,436,993
Other reserves	15	74,262	(21,894)
Retained earnings		526,082	450,347
Equity attributable to owners of the parent		1,921,299	1,865,446
Non-controlling interest		(1,491)	(874)
Total equity		1,919,808	1,864,572

LIABILITIES
Non-current liabilities
Borrowings	16	—	1,104
Deferred tax liabilities	19	120,981	63,425
Provisions	20	3,514	4,005
Share-based payment liability	21	—	1,950
Total non-current liabilities		124,495	70,484

Current liabilities
Trade and other payables	17	282,647	247,361
Borrowings	16	1,103	1,399
Taxation		2,795	3,586
Provisions	20	31,059	23,240
Bank overdraft	13	16,374	17,966
Total current liabilities		333,978	293,552
Total liabilities		458,473	364,036
Total equity and liabilities		2,378,281	2,228,608

The accompanying notes form an integral part of these financial statements.

Consolidated income statements

for the years ended March 31, 2016, March 31, 2015 and March 31, 2014

	Notes	March 31, 2016	March 31, 2015	March 31, 2014
		R’000	R’000	R’000

Revenue	22	1,465,021	1,389,380	1,271,658
Cost of sales		(439,305)	(449,663)	(422,034)
Gross profit		1,025,716	939,717	849,624
Other income/(expenses) — net	23	1,244	3,795	2,151
Operating expenses		(887,876)	(793,651)	(680,277)
Sales and marketing		(203,767)	(171,948)	(148,012)
Administration and other charges		(684,109)	(621,703)	(532,265)

Operating profit	24	139,084	149,861	171,498
Finance income/(costs) — net		150,327	80,778	40,660
Finance income	25	152,164	82,905	43,264
Finance costs	26	(1,837)	(2,127)	(2,604)
Profit before taxation		289,411	230,639	212,158
Taxation	29	(106,920)	(81,623)	(60,574)
Profit for the year		182,491	149,016	151,584

Attributable to:
Owners of the parent		182,989	149,622	151,589
Non-controlling interests		(498)	(606)	(5)
		182,491	149,016	151,584
Earnings per share
Basic (R)	30	0.24	0.19	0.21
Diluted (R)	30	0.23	0.19	0.20

The accompanying notes form an integral part of these financial statements.

Consolidated statements of comprehensive income

for the years ended March 31, 2016, March 31, 2015 and March 31, 2014

		March 31, 2016	March 31, 2015	March 31, 2014
	Notes	R’000	R’000	R’000

Profit for the year		182,491	149,016	151,584
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		68,568	26,466	45,475
Attributable to owners of the parent	15	68,687	26,267	45,475
Attributable to non-controlling interests		(119)	199	—
Exchange differences on net investments in foreign operations	15	22,097	1,487	3,540
Taxation relating to components of other comprehensive income	15 and 19	(2,466)	3,010	(599)
Other comprehensive income for the year, net of tax		88,199	30,963	48,416
Total comprehensive income for the year		270,690	179,979	200,000

Attributable to:
Owners of the parent		271,307	180,386	200,005
Non-controlling interests		(617)	(407)	(5)
Total comprehensive income for the year		270,690	179,979	200,000

The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

for the years ended March 31, 2016, March 31, 2015 and March 31, 2014

		Attributable to owners of the parent
	Notes	Stated capital R’000	Other reserves* R’000	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Balance at April 1, 2013		790,491	(111,362)	188,750	867,879	(5)	867,874
Total comprehensive income		—	48,416	151,589	200,005	(5)	200,000
Profit for the year		—	—	151,589	151,589	(5)	151,584
Other comprehensive income		—	48,416	—	48,416	—	48,416

Total transactions with owners		638,759	4,611	(39,614)	603,756	—	603,756
Shares issued in relation to share options exercised		15,776	—	—	15,776	—	15,776
Share-based payment		—	4,611	—	4,611	—	4,611
Proceeds from shares issued, net of share issue costs		622,983	—	—	622,983	—	622,983
Dividends declared	31	—	—	(39,614)	(39,614)	—	(39,614)

Balance at March 31, 2014		1,429,250	(58,335)	300,725	1,671,640	(10)	1,671,630
Total comprehensive income		—	30,764	149,622	180,386	(407)	179,979
Profit for the year		—	—	149,622	149,622	(606)	149,016
Other comprehensive income		—	30,764	—	30,764	199	30,963

Total transactions with owners		7,743	5,677	—	13,420	(457)	12,963
Shares issued in relation to share options exercised	14	7,743	—	—	7,743	—	7,743
Share-based payment	15	—	5,220	—	5,220	—	5,220
Transactions with non-controlling interest	15	—	457	—	457	(457)	—

Balance at March 31, 2015		1,436,993	(21,894)	450,347	1,865,446	(874)	1,864,572

Consolidated statements of changes in equity

for the years ended March 31, 2016, March 31, 2015 and March 31, 2014

		Attributable to owners of the parent
	Notes	Stated capital R’000	Other reserves* R’000	Retained earnings R’000	Total R’000	Non- controlling interest R’000	Total equity R’000

Total comprehensive income		—	88,318	182,989	271,307	(617)	270,690
Profit for the year		—	—	182,989	182,989	(498)	182,491
Other comprehensive income		—	88,318	—	88,318	(119)	88,199

Total transactions with owners		(116,038)	7,838	(107,254)	(215,454)	—	(215,454)
Shares issued in relation to share options exercised	14	7,722	—	—	7,722	—	7,722
Share-based payment	15	—	7,838	—	7,838	—	7,838
Dividends declared	31	—	—	(107,254)	(107,254)	—	(107,254)
Share repurchase	14	(123,760)	—	—	(123,760)	—	(123,760)

Balance at March 31, 2016		1,320,955	74,262	526,082	1,921,299	(1,491)	1,919,808
* See note 15 for a composition of and movements in other reserves.

The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows

for the years ended March 31, 2016, March 31, 2015 and March 31, 2014

		March 31, 2016	March 31, 2015	March 31, 2014
	Notes	R’000	R’000	R’000

Cash flows from operating activities
Cash generated from operations	32.2	293,808	261,954	266,169
Interest received		7,936	8,926	3,970
Interest paid		(1,831)	(2,057)	(2,496)
Taxation paid		(59,479)	(51,179)	(63,866)
Net cash generated from operating activities		240,434	217,644	203,777

Cash flows from investing activities
Purchases of property, plant and equipment	6	(155,584)	(63,554)	(79,626)
Proceeds on sale of property, plant and equipment and intangible assets		633	605	978
Purchases of intangible assets	7	(86,276)	(65,748)	(49,119)
Acquisition of business, net of cash acquired	33	(18,000)	(40,000)	(3,606)
Deferred consideration paid	16	(1,361)	(1,241)	(295)
Decrease in restricted cash		19,346	—	—
Increase in restricted cash		(8,472)	(19,907)	(1,508)
Net cash used in investing activities		(249,714)	(189,845)	(133,176)

Cash flows from financing activities
Proceeds from issuance of shares	14	7,722	7,743	665,710
Share issue expenses paid		—	—	(26,951)
Share repurchase	14	(123,760)	—	—
Dividends paid to Company’s owners		(107,150)	—	(39,610)
Repayments of borrowings		(41)	—	(3,436)
Net cash (used in)/generated from financing activities		(223,229)	7,743	595,713
Net (decrease)/increase in cash and cash equivalents		(232,509)	35,542	666,314
Net cash and cash equivalents at the beginning of the year		927,415	802,639	91,697
Exchange gains on cash and cash equivalents		165,856	89,234	44,628
Net cash and cash equivalents at the end of the year	13	860,762	927,415	802,639

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

for the year ended March 31, 2016

1.General information
MiX Telematics Limited (the “Company”) is a public company which is incorporated and domiciled in South Africa. The Company’s ordinary shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). The activities of the Company and its subsidiaries (the “Group”) focus on fleet and mobile asset management solutions delivered as Software-as-a-Service. The address of the Company’s registered office is Matrix Corner, Howick Close, Bekker Road, Waterfall Park, Midrand, South Africa, 1686. The consolidated financial statements were approved by the Board of Directors on June 29, 2016.
2.Summary of significant accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation
The annual financial statements of the Group for the year ended March 31, 2016 have been prepared in accordance with:

•	International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”);

•	IFRS Interpretations Committee (“IFRIC”) interpretations applicable to companies reporting under IFRS;

•	SAICA Financial Reporting guides as issued by the Accounting Practices Committee;

•	Financial Pronouncements as issued by the Financial Reporting Standards Council (“FRSC”);

•	the requirements of the South African Companies Act, No 71 of 2008; and

•	the Listings Requirements of the JSE Limited.
The consolidated financial statements have been prepared in thousands of Rand (R’000) under the historical cost convention except for certain financial instruments that have been measured at fair value.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions or estimates are significant to the financial statements, are disclosed in note 4.

2.1.1	Changes in accounting policy and disclosures

2.1.1.1	New standards, amendments and interpretations adopted by the Group
Standards, amendments and interpretations which are effective for the financial year beginning on or after April 1, 2015 did not have a material impact on the Group.

Notes to the consolidated financial statements

for the year ended March 31, 2016

2.1.1.2	New standards, amendments and interpretations not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for March 31, 2016 reporting periods and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for the following:

Standards and amendments	Executive summary
IFRS 9 Financial Instruments
IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. The revised standard also establishes a more principles-based approach to hedge accounting and addresses inconsistencies and weaknesses in the current model in IAS 39.

In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. The amendments also align hedge accounting more closely with an entity’s risk management.

The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted.

The Group is assessing the impact of IFRS 9.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 will replace IAS 18 Revenue which covers contracts for goods and services and IAS 11 Construction contracts which covers construction contracts. It is a single, comprehensive revenue recognition model for all contracts with customers to achieve greater consistency in the recognition and presentation of revenue. Revenue is recognized based on the satisfaction of performance obligations, which occurs when control of goods or services transfers to a customer.

The revenue standard is effective for annual periods beginning on or after January 1, 2018. The standard permits a modified retrospective approach for the adoption. Under this approach entities will recognize transitional adjustments in retained earnings on the date of initial application (e.g. January 1, 2017), i.e. without restating the comparative period. They will only need to apply the new rules to contracts that are not completed as of the date of initial application.

The Group’s initial assessment of the impact of IFRS 15 has indicated that judgement will be required to determine the number of distinct performance obligations in its bundled arrangements when it provides specialized hardware with the related asset management solution. Other areas that the Group has identified that will require careful consideration are lease versus service assessments and agent versus principal assessments. The Group plans to undertake a detailed impact assessment of IFRS 15 over the course of the next fiscal year.

IFRS 16 Leases
IFRS 16 Leases issued in January 2016, which replaces IAS 17 Leases, addresses the recognition, measurement, presentation and disclosure of leases.

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting remaining substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019.

The Group is yet to assess IFRS 16’s full impact.

There are no other standards or interpretations that are not yet effective that would be expected to have a material impact on the Group.

Notes to the consolidated financial statements

for the year ended March 31, 2016

2.2	Consolidation

(a)	Subsidiaries
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
Inter-company transactions, balances and unrealized income/expenses on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

(b)	Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Group;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
Acquisition-related costs are expensed as incurred.
The excess of the:

•	consideration transferred;

•	amount of any non-controlling interest in the acquired entity; and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in profit or loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(c)	Changes in ownership interests in subsidiaries without a change of control
The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group, that is transactions with the owners in their capacity as owners. For purchases from non-controlling interests, the difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.
Gains or losses on disposals to non-controlling interests are also recorded in equity.

Notes to the consolidated financial statements

for the year ended March 31, 2016

(d)	Disposal of subsidiaries
When the Group ceases to have control in an entity, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in the carrying amount recognized in profit and loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets and liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to the income statement.

2.3	Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer who make strategic decisions.
Sales between segments are carried out at cost plus a margin.

2.4	Foreign currency translation

(a)	Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in South African Rand (“R”), which is the Group’s presentation currency.

(b)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or date of valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.
Foreign exchange gains/(losses) are classified as “Finance income/(cost) — net”.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on non-monetary financial assets and liabilities such as equities classified as available-for-sale, are included in other comprehensive income.

(c)	Group companies
The results and financial position of all Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii)
Income and expenses for each income statement presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(iii)	All resulting exchange differences are recognized in other comprehensive income; and

(iv)	Equity items are measured at historical cost at the time of recording, translated at the rate on the date of the recording and are not retranslated to closing rates at reporting dates.
On consolidation, exchange differences arising from the translation of net investments in foreign operations are taken to other comprehensive income. When a foreign operation is fully disposed of or sold (ie, control is lost), exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale. A repayment/capitalization of a net investment loan therefore does not result in any exchange differences being transferred from equity to the income statement unless it is part of a transaction resulting in a loss of control. However, upon such conversion/repayment, the amount previously recognized in the shareholder’s loan revaluation reserve is transferred to the foreign currency translation reserve in the statement of comprehensive income.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.

2.5	Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred.
The cost of in-vehicle devices installed in vehicles (including installation and shipping costs) as well as the cost of uninstalled in-vehicle devices is capitalized as property, plant and equipment. The Group depreciates installed in-vehicle devices on a straight-line basis over their expected useful lives, commencing upon installation, whereas uninstalled in-vehicle devices are not depreciated until installed. The related depreciation expense is recorded as part of cost of sales in the income statement.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to reduce their cost to their residual values over their estimated useful life, as follows:

Property: Buildings	50 years
Plant and equipment	3 — 20 years
Motor vehicles	5 — 7 years
Other: Furniture, fittings and equipment	1 — 10 years
Computer and radio equipment	2 — 5 years
In-vehicle devices installed	1 — 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.7).
Gains and losses on disposal of an asset are determined by comparing the proceeds with the carrying amount and are recognized within “Other income/(expenses) — net” in the income statement.

2.6	Intangible assets

(a)	Goodwill
Goodwill arises on the acquisition of businesses and represents the excess of consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the acquirer’s interest in the net fair value of the net assets acquired. Goodwill on acquisition of businesses is included in intangible assets. Gains and losses on the disposal of an entity include the carrying amount of the goodwill relating to the entity sold.
Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment, and is carried at cost less accumulated impairment losses. The carrying amount of the cash-generating unit (“CGU”) containing the goodwill is compared to the recoverable amount, which is the higher of value-in-use and the fair value less costs to sell. Impairment losses recognized as an expense in relation to goodwill are not subsequently reversed. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

Notes to the consolidated financial statements

for the year ended March 31, 2016

(b)	Patents and trademarks
Separately acquired patents and trademarks are shown at historical cost. Patents and trademarks acquired in a business combination are recognized at fair value at the acquisition date. Patents and trademarks have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of patents and trademarks over their estimated useful lives (three to 20 years).

(c)	Customer relationships
Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated over the expected useful life of the customer relationship (three to 15.5 years) and reflects the pattern in which future economic benefits of the customer relationship are expected to be consumed. The useful life principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates.

(d)	Computer software, technology, in-house software and product development
Acquired computer software licenses are capitalized on the basis of costs incurred to acquire and bring the software into use. The acquired computer software licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized over their estimated useful lives (one to five years).
In-house software and product development costs that are directly attributable to the design, testing and development of identifiable and unique software and products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available-for-use;

•	Management intends to complete the software product and use it or sell it;

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the intangible assets include software and product development employee costs and an appropriate portion of relevant overheads.
Other development expenditures that do not meet the criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period if the criteria are subsequently met.
Costs, including annual licenses, associated with maintaining computer software programs are recognized as an expense as incurred.
Technology, in-house software and product development costs recognized as assets are amortized over their estimated useful lives (one to12 years).

2.7	Impairment of non-financial assets
Assets that have an indefinite useful life, for example goodwill, or intangible assets that are not ready to use are not subject to amortization or depreciation but are tested annually for impairment or whenever there is an indication of impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell, and value-in-use. In assessing the value-in-use, the estimated future cash flows are discounted to their present value using the pre-tax discount rate that reflects current market assessments on the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Notes to the consolidated financial statements

for the year ended March 31, 2016

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units, ie operating segments). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8	Financial assets

2.8.1	Classification
The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s loans and receivables comprise trade and other receivables, finance lease receivables, restricted cash and cash and cash equivalents in the statement of financial position.
Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period.

2.8.2	Recognition and derecognition
Regular purchases and sales of financial assets are recognized on the trade date (the date on which the Group commits to purchase or sell the asset). Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.8.3	Measurement
Loans and receivables
Loans and receivables are subsequently carried at amortized cost using the effective interest rate method, less any impairment losses.
Available-for-sale financial assets
Available-for-sale financial assets are subsequently carried at fair value.
Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognized in other comprehensive income.
When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to the income statement as gains or losses on the investments.
Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

2.8.4	Impairment of financial assets
Loans and receivables
The Group assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other

Notes to the consolidated financial statements

for the year ended March 31, 2016

financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.
For the loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the income statement.
Available-for-sale financial assets
The Group assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative impairment loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

2.9	Financial liabilities at fair value through profit and loss
Financial liabilities are initially recorded at fair value and transaction costs that are directly attributable to the acquisition or issue of the financial liability are expensed. Financial liabilities at fair value through profit and loss, such as the contingent consideration payable described in note 33 and the share-based payment liability described in note 21, are subsequently measured at fair value. A financial liability is derecognized when the obligation specified in the contract is discharged or canceled or has expired.

2.10	Fair value
The carrying amounts for cash and cash equivalents, restricted cash, trade and other receivables (excluding pre-payments), trade and other payables (excluding leave pay) and the current portion of interest-bearing borrowings and leases approximate fair value due to their short-term nature. Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.

2.11	Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.12	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (“FIFO”) or weighted average cost basis, depending on the nature of the Group entity in which it is held. The cost of finished goods includes the cost of manufacturing as charged by third parties. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.13	Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less provision for impairment.

Notes to the consolidated financial statements

for the year ended March 31, 2016

2.14	Net cash and cash equivalents
Net cash and cash equivalents included in the statement of cash flows include cash on hand, deposits held on call with banks and bank overdrafts; all of which are available-for-use by the Group and have an original maturity of less than three months. Bank overdrafts are included within current liabilities on the statement of financial position.

2.15	Restricted cash
Restricted cash includes short-term deposits and amounts held that are not highly liquid and is accounted for as loans and receivables.

2.16	Stated capital
Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares or the exercise of share options are shown in equity as a deduction, net of tax, from the proceeds.
Where any company within the Group purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of tax) is deducted from equity attributable to the Company’s equity holders until the shares are canceled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.17	Trade and other payables
Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.
Trade and other payables are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method.

2.18	Borrowings
Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

2.19	Borrowing costs
General and specific borrowing costs that are directly attributable to the acquisition, construction, or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of that asset until such time as the asset is substantially ready for its intended use or sale. The amount of borrowing costs eligible for capitalization is determined as follows:

•	Actual borrowing costs on funds specifically borrowed for the purpose of constructing or producing a qualifying asset less any investment income on the temporary investment for those borrowings;

•	Weighted average of the borrowing costs applicable to the entity on funds generally borrowed; and

•	The borrowing costs capitalized do not exceed the total borrowing costs incurred.
The capitalization of borrowing costs commences when:

•	Expenditures for the asset have occurred;

•	Borrowing costs have been incurred; and

•	Activities that are necessary to prepare the asset for its intended use or sale are in progress.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Capitalization is suspended during extended periods in which active development is interrupted.
Capitalization ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are completed.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

2.20	Taxation

2.20.1.	Current and deferred income taxes
The tax expense for the year comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets are not accounted for if they arise from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilized.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.20.2.	Dividends tax
Dividend withholding tax is payable at a rate of 15% on dividends distributed to shareholders. This tax is not attributable to the Company but rather paid to the tax authorities on behalf of the shareholders through use of regulatory intermediaries, with only the net amount of the dividend being remitted to the shareholder.

2.21	Employee benefits

(a)	Short-term benefits
Remuneration to employees in respect of services rendered during a reporting period is recognized as an expense in that reporting period. Provision is made for accumulated leave and for short-term benefits when there is no realistic alternative other than to settle the liability, and there is a formal plan and the amounts to be paid are determined before the time of issuing the financial statements.

(b)	Defined contribution plan
The Group operates defined contribution plans. A defined contribution plan is one under which the Group pays a fixed percentage of employees’ remuneration as contributions into a separate fund, and the Group will have no further legal or constructive obligations to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to defined contribution plans in respect of services rendered during a period are recognized as staff costs when they are due.

Notes to the consolidated financial statements

for the year ended March 31, 2016

(c)	Short-term incentives — bonus plans
The Group recognizes a liability and an expense for bonuses based on the achievement of defined key performance criteria. An accrual is recognized where the Group is contractually obliged or where there is a past practice that has created a constructive obligation.

(d)	Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 Provisions, and involves payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.22	Share-based payments
Equity settled
The Group operates equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments of the Company. The equity instruments that may be issued in terms of the plans include share options, retention shares, performance shares and share appreciation rights. The fair value, determined at grant date, of the employee services received in exchange for the grant of equity instruments is recognized as an expense at Group level with a corresponding credit to equity. The total amount to be expensed is determined by reference to the grant date fair value of the equity instruments issued:

•	Including any market performance conditions;

•	Excluding the impact of any service and non-market performance vesting conditions (for example, remaining an employee of the entity over a specified time period); and

•	Including the impact of any non-vesting conditions.
Non-market performance and service conditions are included in the assumptions about the number of equity instruments that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the income statement, with a corresponding entry to equity.
When equity-settled instruments are exercised, the Company may elect to issue new shares or use treasury shares to settle its resultant obligations. For share options, the proceeds received, net of any directly attributable transaction costs, are credited to stated capital (as there are no par value shares).
The grant by the Company of equity-settled instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognized over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity financial statements.
The Group classifies awards issued with settlement alternatives as equity-settled when the Group holds the choice of settlement and there is no past practice of settling in cash.  If the counterparty holds the choice of settlement, the award is classified as cash-settled.
Cash settled
For cash-settled share-based payment transactions, the Group shall measure the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group shall re-measure the fair value of the liability at each reporting date and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

2.23	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Provisions which are expected to be settled in a period greater than 12 months are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as an interest expense.
Provision for the estimated liability on all products under warranty is made on the basis of claims experience.
Provision for the estimated liability for maintenance costs is made on a per unit basis when the obligation to repair occurs.
Provision for the anticipated costs associated with the restoration of leasehold property is based on the Group’s best estimate of those costs required to restore the property to its original condition.
Restructuring provisions are recognized when the Group has developed a detailed formal plan for restructuring and has raised a valid expectation that it will carry out the restructuring by starting to implement the plan or announcing its main features to those affected by it. The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring and is recorded in administration and other charges in profit or loss.

2.24	Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or services in the ordinary course of the Group’s activities. Revenue mainly includes amounts earned on the sale of hardware units, subscription service sales to customers and installation revenue. Revenue is shown net of discounts, value added tax, returns and after eliminating sales within the Group.
The Group offers certain arrangements whereby the customer can purchase a combination of the products and services as referred to above. Where such multiple element revenue arrangements exist, the amount of revenue allocated to each element is based on the relative fair values of the various elements offered in the arrangement. When applying the relative fair value approach, the fair values of each element are determined based on the current market price of each of the elements when sold separately.
The Group recognizes revenue when the amount of revenue can be measured reliably and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities, as outlined below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Invoicing for the various products and services, when sold separately or as part of a multiple element revenue arrangement, occurs based on the specific contractual terms and conditions.
The Group distributes products to small fleet operators and consumers through distributors. Distributors act as agents and hardware revenue is only recognized when the distributor sells the hardware unit to the end customer. Once a unit is sold to a customer, the customer enters into a service agreement directly with the Group for the product. The obligation to supply the service and the credit risk rests with the Group. The service revenue is recognized when the service is rendered (ie on a monthly basis).
The Group distributes products to enterprise fleet customers through dealers. Dealers are considered principals in respect of the sale of hardware and revenue is recognized upon sale of the hardware unit to the dealer. Similar to the relationship with consumers and small fleet customers originated through distributors, the responsibility for providing services rests with the Group and revenue is recognized as the service is rendered.

(a)	Subscription revenue
Subscription revenue is recognized over the term of the agreement as it is earned. When contracted services are performed through a number of repetitive acts over the contract period, revenue is recognized on a straight-line-basis over the contract period.

(b)	Hardware sales
All hardware has value on a standalone basis. Revenue from hardware sales is recognized once the risks and rewards of ownership have transferred.

(c)	Driver training and other services
Revenue is recognized at the contractual hourly/daily rate in the period during which the training is performed.

(d)	Rental revenue
Where hardware is provided as part of a service contract the risk and rewards of ownership do not transfer and service

Notes to the consolidated financial statements

for the year ended March 31, 2016

revenue from the rental unit is recognized over the period of the service and included in subscription revenue.

(e)	Installation revenue
Revenue earned from the installation of hardware in customer vehicles is recognized once the installation has been completed.

(f)	Extended product warranties
The fair value of the consideration relating to extended warranty periods is deferred and recognized over the extended warranty period.

(g)	Repair services
Revenue in respect of repair services, which forms part of the monthly subscription, is recognized on a monthly basis over the period of the service arrangement.

2.25	Interest income
Interest income is recognized on a time-proportion basis with reference to the principal amount receivable and the effective interest rate applicable.

2.26	Dividend income
Dividend income is recognized when the right to receive payment is established.

2.27	Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

2.27.1.	The Group as a lessor
When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. The method for allocating gross earnings to accounting periods is referred to as the “actuarial method”.
The actuarial method allocates rentals between finance income and repayment of capital in each accounting period in such a way that finance income will emerge as a constant rate of return on the lessor’s net investment in the lease.
Assets leased under operating leases are included under the appropriate category of assets in the statement of financial position. Lease income on operating leases is recognized over the term of the lease on a straight-line basis.

2.27.2.	The Group as a lessee
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.
The Group leases certain property, plant and equipment. Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.
Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term. The Group had no finance lease liabilities during the current and prior fiscal year.

2.28	Dividend distribution
Any dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s Board of Directors.

Notes to the consolidated financial statements

for the year ended March 31, 2016

2.29	Government grants
Grants from the government are recognized at their fair value where there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants related to non-current assets are deducted in arriving at the carrying value of the asset. The grant is recognized in profit or loss over the life of the asset as a reduced depreciation expense.

3.	Financial risk management

3.1	Financial risk factors
The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and price risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets as it relates to financial risks and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out under policies approved by the Board of Directors. The Board has provided approved formal policies covering specific areas, such as foreign exchange risk as well as cash management and banking facilities.

(a)	Market risk

(i)	Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the United States Dollar, the South African Rand, the Euro, the Australian Dollar, Brazilian Real and the British Pound.
Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities and net investments in foreign operations are denominated in a currency that is not the entity’s functional currency.
The Group has implemented a foreign currency hedging policy to limit the Group’s exposure to fluctuations in foreign currencies. The foreign currency policy reduces exchange rate risk on certain recognized assets and liabilities based on economic hedging principles as opposed to using derivative financial instruments.
The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the assets of the Group’s foreign operations is reduced as a result of assets and liabilities being denominated in the same foreign currencies.
As a result of the US initial public offering proceeds being retained in United States Dollars, the Group has significant foreign currency exposure in respect of United States Dollar: South African Rand exchange rate movements. A financial risk sensitivity analysis is presented in note 38.

(ii)	Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
The Group’s cash flow interest rate risk arises from borrowings, restricted cash, cash and cash equivalents and the bank overdraft. Borrowings and bank overdrafts issued at variable rates expose the Group to cash flow interest rate risk, which is partly offset by financial assets held at variable rates (ie cash and cash equivalents and restricted cash).
The Group is not exposed to fair value interest rate risk as the Group does not have any fixed rate interest-bearing financial instruments carried at fair value.
Interest rates are constantly monitored and appropriate steps are taken to ensure that the Group’s exposure to interest rate fluctuations is limited. This includes obtaining approval from the Board for all changes to and new borrowing facilities entered into. Refer to note 38 for an interest rate risk sensitivity analysis.

(iii)	Price risk
Currently the Group does not have significant price risk. The Group is not exposed to commodity price risk.

(b)	Credit risk
Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation and cause the Group to incur a financial loss. Credit risk arises from cash and cash equivalents as well as credit exposures to customers. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial

Notes to the consolidated financial statements

for the year ended March 31, 2016

position, net of impairment losses where relevant.
Credit risk relating to accounts receivable balances is managed by each local entity which is responsible for managing and analyzing the credit risk for each of their new clients before standard payment and delivery terms and conditions are offered. The Group has a policy in place governing the allowance for credit losses.
Cash investments are only placed with high quality financial institutions rated BBB and above (note 13). All changes in or new banking arrangements entered into are in line with the Board’s approval framework. Refer to note 11 for further disclosure on credit risk.

(c)	Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited liquidity risk due to surplus cash balances and the recurring nature of its income, which generates strong cash inflows. The level of cash balances in the Group is monitored weekly and cash generated from operations is reviewed against planned cash flows on a monthly basis. In addition, working capital reviews are performed monthly.
Surplus cash is invested in interest-bearing current accounts and time-deposits that are expected to readily generate cash inflows for managing liquidity risk.
In addition, the Group maintains headroom on its undrawn borrowing facilities to ensure that the Group does not breach borrowing limits on its borrowing facilities. Refer to note 39 for further disclosure on liquidity risk.

3.2	Capital risk management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern while enhancing the returns for shareholders and ensuring benefits for other stakeholders. The Board of Directors monitors capital by reviewing the net debt position and the net gearing ratio. Gearing is calculated as net debt divided by total equity. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the statement of financial position) less net cash and cash equivalents.
In order to maintain the capital structure, the Group may return capital to shareholders, issue new shares or sell assets to reduce debt.
There were no changes to the Group’s approach to capital management during the year. The Group was not subject to any financial covenants on its borrowings during the 2015 and 2016 fiscal years.

3.3	Fair value estimation
Additional analysis of financial instruments carried at fair value, by valuation method has been set out in note 8. Fair value is determined in accordance with IFRS 13 Fair Value Measurement and is categorized as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

•	Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).
The available-for-sale financial assets and the contingent consideration have been classified as level 3 financial instruments as there are no observable inputs available-for-use in determining the fair value of these instruments. See notes 8 and 33 for further disclosures about these financial instruments, which are measured at fair value.

4.	Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities during the 2016 fiscal year are outlined below:

Notes to the consolidated financial statements

for the year ended March 31, 2016

(a)	Warranty claims
The Group generally offers warranties on its hardware units. Management estimates the related provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest that past cost information may differ from future claims.

(b)	Maintenance provision
The Group, in some instances, offers maintenance services as part of its revenue contracts. Management estimates the related provision for maintenance costs per vehicle when the obligation to repair occurs.

(c)	Income taxes
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. Where applicable, tax legislation is subject to interpretation, management makes assessments, based on expert tax advice, of the relevant tax that is likely to be paid and provides accordingly. When the final outcome is determined and there is a difference, this is recognized in the period in which the final outcome is determined.
Determining how much tax to recognize when an uncertain tax position exists requires judgement. The Group applies the measurement principle in IAS 12 Income Taxes, when measuring the amount of tax to recognize related to an uncertain tax position. Therefore, the Group measures uncertain tax positions based on a weighted average estimate, taking into account all of the tax uncertainties related to the tax position taken.

(d)	Impairment estimates
The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.7. Other assets are tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
For the purposes of assessing impairment, assets are grouped into CGUs at the lowest levels for which there are separately identifiable cash flows. The recoverable amount is based on the CGU’s value-in-use. These calculations require the use of estimates (see notes 6 and 7).

(e)	Customer relationships
The useful life applied principally reflects management’s view of the average economic life of the customer base and is assessed by reference to factors such as customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life.

(f)	Product development cost
Product development cost directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recorded as intangible assets by the Group when the criteria in note 2.6 have been met. The assessment as to when these criteria have been met is subjective and capitalization has been based on management’s best judgement of facts and circumstances in existence at year-end.
The useful lives of development costs capitalized are reviewed on an at least an annual basis. The useful life estimates are based on historical experience with similar assets as well as anticipation of future events such as technological changes, which may impact the useful life. The residual values of product development costs are estimated to be zero.

(g)	Receivables allowance
The valuation allowance for trade receivables reflects the Group’s estimates of losses arising from the failure or inability of the Group’s customers to make required payments. The allowance is based on the ageing of customer accounts, customer creditworthiness and the Group’s historical write-off experience. Changes to the allowance may be required if the financial condition of the Group’s customers improves or deteriorates. An improvement in financial condition may result in lower actual write-offs. Historically, changes to the estimate of losses have not been material to the Group’s financial position and results.

Notes to the consolidated financial statements

for the year ended March 31, 2016

5.    Segment information
In fiscal 2016, our operating segments are based on the geographical location of our Regional Sales Offices (“RSOs”) and also include our Central Services Organization (“CSO”). CSO is our central services organization that wholesales our products and services to our RSOs who, in turn, interface with our end-customers, distributors and dealers. CSO is also responsible for the development of our hardware and software platforms and provides common marketing, product management, technical and distribution support to each of our other operating segments.

While our operating segments have remained consistent in fiscal 2016 compared to the prior years, the basis of measurement for revenues and Adjusted EBITDA has changed. During the fiscal 2016 year, the chief operating decision-make (“CODM”) has been reviewing the segment results on an integral margin basis as defined by management. Previously, the margin (and the revenue) generated by CSO due to inter-company transactions was recognized at the CSO level with a corresponding cost recognized in the respective geographic segment. In fiscal 2016, management have eliminated those inter-company profits such that CSO no longer reflects the inter-company margin and the RSOs have recognized all of the revenue relating to activity generated in their region with an allocated portion of the margin from CSO (net of inter-company unrealized profits) for that region. The costs remaining in CSO relate mainly to research and development of hardware and software platforms, common marketing, product management, technical and distribution support to each of the RSOs. CSO continues to be a reportable segment of the Group because it produces discrete financial information, which is reviewed by the CODM and has the ability to generate external revenues.

Each operating segment’s results reflect the external revenue earned, as well as the Adjusted EBITDA earned (or loss incurred) by each operating segment before the remaining CSO and corporate costs allocations. This is consistent with the manner in which segment information was reviewed by the CODM in the fiscal 2016 year. Segment assets are not disclosed as segment information is no longer reviewed on such a basis by the CODM.

The tables below present the segment information on this revised measurement basis, with the 2014 and 2015 fiscal years amended to conform to the current year presentation, as shown below.

The segment information provided to the Group’s CODM for the reportable segments for the year ended March 31, 2016 is as follows:

	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	711,208	96,699	807,907	320,466
Europe	110,251	51,736	161,987	35,359
Americas	115,413	41,527	156,940	2,908
Middle East and Australasia	202,163	111,764	313,927	107,279
Brazil	18,063	5,066	23,129	1,931
Total Regional Sales Offices	1,157,098	306,792	1,463,890	467,943
Central Services Organization	1,131	—	1,131	(113,403)
Total Segment Results	1,158,229	306,792	1,465,021	354,540
Corporate and consolidation entries	—	—	—	(77,325)
Total	1,158,229	306,792	1,465,021	277,215

Notes to the consolidated financial statements

for the year ended March 31, 2016

The segment information on an integral margin basis, as currently provided to the Group’s CODM for the reportable segments for the year ended March 31, 2015 is as follows:

Restated*	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA: R’000

Regional Sales Offices
Africa	632,809	77,119	709,928	269,766
Europe	87,850	72,399	160,249	39,369
Americas	97,833	68,526	166,359	36,744
Middle East and Australasia	166,243	162,284	328,527	108,823
Brazil	12,682	10,369	23,051	(2,944)
Total Regional Sales Offices	997,417	390,697	1,388,114	451,758
Central Services Organization	918	348	1,266	(106,680)
Total Segment Results	998,335	391,045	1,389,380	345,078
Corporate and consolidation entries	—	—	—	(62,084)
Total	998,335	391,045	1,389,380	282,994

*	Restated for change in measurement of segment revenue, segment Adjusted EBITDA and change in Adjusted EBITDA definition. (Refer to reconciliation below.)

The segment information on an integral margin basis, as currently provided to the Group’s CODM for the reportable segments for the year ended March 31, 2014 is as follows:

Restated*	Subscription revenue R'000	Hardware and other revenue R'000	Total revenue R’000	Adjusted EBITDA R’000

Regional Sales Offices
Africa	555,287	102,065	657,352	266,264
Europe	72,506	87,156	159,662	43,220
Americas	81,024	53,189	134,213	32,685
Middle East and Australasia	135,643	169,238	304,881	100,372
Brazil	6,591	5,254	11,845	(6,782)
Total Regional Sales Offices	851,051	416,902	1,267,953	435,759
Central Services Organization	2,665	1,040	3,705	(100,606)
Total Segment Results	853,716	417,942	1,271,658	335,153
Corporate and consolidation entries	—	—	—	(54,475)
Total	853,716	417,942	1,271,658	280,678

*	Restated for change in measurement of segment revenue, segment Adjusted EBITDA and change in Adjusted EBITDA definition. (Refer to reconciliation below.)

The revenue from external parties reported to the Group’s chief operating decision-maker is measured in a manner consistent with that in the income statement. There are no material non-cash items provided to the Group’s chief operating decision-maker other than disclosed in the reconciliation of profit for the year to Adjusted EBITDA below.

During the 2016 fiscal year, impairments to in-house software of R2.9 million were recognized in profit or loss within Corporate and consolidation entries. Impairments to in-vehicle devices of R1.9 million were recognized by the Brazil segment. During the 2015 fiscal year, impairments to furniture and fittings and computer equipment of R0.5 million (2014: R0.3 million) were recognized in profit or loss by the Middle East and Australasia segment. A R0.6 million (2014: RNil) impairment related to the helicopter asset was also recognized in profit or loss by the Africa segment. The Central Services Organization segment recognized impairments of capitalized product development costs of R0.5 million (2014: R0.1 million) in profit or loss.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief operating decision-maker. The Group’s chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified collectively as the executive committee and the Chief Executive Officer of the Group.
The Group’s chief operating decision-maker assesses the performance of the operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering or (“IPO”) costs, insurance reimbursements relating to impaired assets and certain litigation costs.

During the 2016 fiscal year, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. The amended measure is the profit measure reviewed by the CODM. Prior year figures have been restated as follows to reflect this change:

	March 31, 2015	March 31, 2014
	R’000	R’000

Adjusted EBITDA (as previously reported)	275,066	282,223
Net realized foreign exchange losses/(gains)	7,928	(1,545)
Adjusted EBITDA (restated)	282,994	280,678

Notes to the consolidated financial statements

for the year ended March 31, 2016

A reconciliation of Adjusted EBITDA to profit for the year is disclosed below.

	March 31, 2016	March 31, 2015	March 31, 2014
	R’000	R’000	R’000
		Restated	Restated

Reconciliation of Adjusted EBITDA to profit for the year
Adjusted EBITDA	277,215	282,994	280,678
Add:
Net profit on sale of property, plant and equipment and intangible assets	—	—	97
Insurance reimbursement(1)	—	3,237	—
Decrease in restructuring cost provision	333	—	—
Less:
Depreciation(2)	(75,037)	(61,099)	(47,887)
Amortization(3)	(47,586)	(46,294)	(44,941)
Impairment(4)	(4,776)	(1,646)	(379)
Share-based compensation costs	(5,820)	(7,578)	(4,611)
Equity-settled share-based compensation costs	(7,838)	(5,220)	(4,611)
Cash-settled share-based compensation costs(5)	2,018	(2,358)	—
Net loss on sale of property, plant and equipment and intangible assets	(208)	(456)	—
Restructuring costs(6)	—	(11,267)	(2,745)
Non-recurring initial public offering costs	—	—	(8,503)
Transaction costs arising from the acquisition of a business	—	(93)	(211)
Transaction costs arising from investigating strategic alternatives(7)	(5,037)	—	—
Net litigation costs(8)	—	(7,937)	—
Operating profit	139,084	149,861	171,498
Add: Finance income/(costs) — net	150,327	80,778	40,660
Less: Taxation	(106,920)	(81,623)	(60,574)
Profit for the year	182,491	149,016	151,584

(1)	Insurance reimbursement related to the helicopter asset impaired during the second quarter of the 2015 fiscal year.

(2)	Includes depreciation of property, plant and equipment (including in-vehicle devices).

(3)	Includes amortization of intangible assets (including capitalized in-house development costs and intangible assets identified as part of a business combination).

(4)
Fiscal 2016 includes R2.9 million impairment of in-house software and R1.9 million related to in-vehicle devices. In 2015, asset impairments included R0.5 million impairment of computer equipment and furniture and fittings which is related to the restructuring described in note 20, R0.6 million related to the helicopter asset and R0.5 million impairment of capitalized product development costs. In 2014, the asset impairments were related to product development costs and furniture and fittings.

(5)	Cash-settled share-based payments are described in note 21.

(6)	Restructuring costs incurred in 2015 are described in note 20.

(7)	Transaction costs arising from investigating strategic alternatives are described in note 24.

(8)	Net costs relating to litigation and the related insurance proceeds in 2015 are described in note 24.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Revenue generated by the South African-based operating segments of the Group (ie Africa, excluding East Africa, and Central Services Organization) to its local and foreign-based customers amounted to R784.5 million (2015: R696.7 million, 2014: R650.3 million) for the 2016 fiscal year, whereas revenue generated by the foreign-based segments of the Group (ie Europe, Americas, East Africa, Middle East, Brazil and Australasia) to its local and foreign-based customers amounted to R680.5 million (2015: R692.7 million, 2014: R621.3 million).
Total non-current assets other than financial instruments and deferred tax assets located in South Africa is R533.8 million (2015: R472.7 million), and the total of these non-current assets located in foreign countries is R120.8 million (2015: R26.9 million). These assets are allocated based on the physical location of the asset and are stated before any inter-company eliminations.

Notes to the annual financial statements

for the year ended March 31, 2016

6.    Property, plant and equipment

	Property R’000	Plant, equipment, vehicles and other R’000	Computer and radio R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000

At April 1, 2014
Cost	22,014	44,895	51,071	20,622	112,461	251,063
Accumulated depreciation and impairments	(3,421)	(26,813)	(31,200)	—	(60,550)	(121,984)
Net book amount	18,593	18,082	19,871	20,622	51,911	129,079

Year ended March 31, 2015
Opening net book amount	18,593	18,082	19,871	20,622	51,911	129,079
Additions	255	5,395	9,289	48,952	—	63,891
Business combination (note 33)	—	2,135	556	—	3,563	6,254
Transfers	—	(665)	665	(52,858)	52,858	—
Impairment (notes 5, 24, 30, 32.2)	—	(787)	(403)	—	—	(1,190)
Disposals	—	(325)	(27)	—	(709)	(1,061)
Depreciation charge (notes 5, 24, 32.2)	(450)	(6,729)	(11,208)	—	(42,712)	(61,099)
Currency translation differences	—	166	116	(73)	(239)	(30)
Closing net book amount	18,398	17,272	18,859	16,643	64,672	135,844

At March 31, 2015
Cost	22,269	46,127	60,976	16,643	141,110	287,125
Accumulated depreciation and impairments	(3,871)	(28,855)	(42,117)	—	(76,438)	(151,281)
Net book amount	18,398	17,272	18,859	16,643	64,672	135,844

Year ended March 31, 2016
Opening net book amount	18,398	17,272	18,859	16,643	64,672	135,844
Additions	19	7,176	5,004	155,188	—	167,387
Transfers	—	—	—	(113,121)	113,121	—
Impairment (notes 5, 24, 30, 32.2)	—	—	(20)	(321)	(1,564)	(1,905)
Disposals*	—	(661)	(58)	—	(122)	(841)
Depreciation charge (notes 5, 24, 32.2)	(453)	(7,086)	(10,531)	—	(56,967)	(75,037)
Currency translation differences	—	1,014	720	3,213	5,189	10,136
Closing net book amount	17,964	17,715	13,974	61,602	124,329	235,584

Notes to the annual financial statements

for the year ended March 31, 2016

	Property R’000	Plant, equipment, vehicles and other R’000	Computer and radio R’000	In-vehicle devices uninstalled R’000	In-vehicle devices installed R’000	Total owned R’000
Year ended March 31, 2016
Cost	22,288	51,474	65,160	61,989	216,862	417,773
Accumulated depreciation and impairments	(4,324)	(33,759)	(51,186)	(387)	(92,533)	(182,189)
Net book amount	17,964	17,715	13,974	61,602	124,329	235,584

*
The historical costs and accumulated depreciation on fully depreciated assets which were retired and removed from the accounting records during the 2016 year included R3.1 million relating to plant, equipment, vehicles and other, R2.8 million relating to computer and radio equipment and R43.6 million relating to in-vehicle devices installed.

Additions of R167.4 million made in 2016 include non-cash additions of uninstalled in-vehicle devices of R12.1 million relating to the Central Services Organization segment. R0.3 million was paid in the current fiscal year which related to furniture and fittings which were accrued and accounted for as non-cash additions in the 2015 fiscal year. Additions of R63.9 million made in 2015 include non-cash additions of furniture and fittings of R0.3 million relating to the Central Services Organization segment.
Depreciation expense of R60.2 million (2015: R48.7 million, 2014: R34.7 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.
During the 2016 fiscal year, impairments to computer equipment of R0.02 million were recognized in profit or loss by the Middle East and Australasia segment. In addition, impairments to in-vehicle devices of R1.9 million were recognized in the Brazil segment. Due to historical losses experienced by the Brazil segment, a CGU, the assessment of this CGU indicated that the recoverable amount was lower than its carrying value. The difference was allocated to the non-current assets (in-vehicle devices) in Brazil. The recoverable amount of the Brazil segment, a CGU, was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. The key assumptions used for the impairment calculation are disclosed in Note 21.
During the 2015 fiscal year, impairments to furniture and fittings and computer equipment of R0.5 million (2014: R0.3 million) were recognized in profit or loss by the Middle East and Australasia segment as well as R0.6 million related to the helicopter asset in the Africa segment.

Notes to the consolidated financial statements

for the year ended March 31, 2016

7.    Intangible assets

	Goodwill R’000	Patents and trademarks R’000	Customer relationships R’000	Product development costs R’000	Computer software, technology, in-house software and other R’000		Total R’000

At April 1, 2014
Cost	593,476	10,325	57,473	152,189	115,391		928,854
Accumulated amortization and impairments	—	(9,741)	(55,144)	(87,643)	(84,136)		(236,664)
Net book amount	593,476	584	2,329	64,546	31,255		692,190

Year ended March 31, 2015
Opening net book amount	593,476	584	2,329	64,546	31,255		692,190
Additions	—	25	—	53,042	8,471		61,538
Business combination (note 33)	19,740	2,155	40,166	—	1,180		63,241
Disposals*	—	—	—	—	—	3	—
Amortization charge (notes 24 and 32.2)	—	(382)	(4,345)	(24,664)	(16,903)		(46,294)
Impairment loss (notes 5, 24, 30, 32.2)	—	—	—	(456)	—		(456)
Currency translation differences	8,210	—	35	60	(6)		8,299
Closing net book amount	621,426	2,382	38,185	92,528	23,997		778,518

At March 31, 2015
Cost	621,426	2,990	69,445	149,967	86,854		930,682
Accumulated amortization and impairments	—	(608)	(31,260)	(57,439)	(62,857)		(152,164)
Net book amount	621,426	2,382	38,185	92,528	23,997		778,518

Year ended March 31, 2016
Opening net book amount	621,426	2,382	38,185	92,528	23,997		778,518
Additions	—	46	—	58,869	26,432		85,347
Transfers	—	—	—	3,597	(3,597)		—
Disposals**	—	—	—	—	—		—
Amortization charge (notes 24 and 32.2)	—	(805)	(8,337)	(25,110)	(13,334)		(47,586)
Impairment loss (notes 5, 24, 30, 32.2)	—	—	—	—	(2,871)		(2,871)
Currency translation differences	32,903	—	137	77	326		33,443
Closing net book amount	654,329	1,623	29,985	129,961	30,953		846,851

At March 31, 2016
Cost	654,329	3,036	40,165	206,836	93,801		998,167
Accumulated amortization and impairments	—	(1,413)	(10,180)	(76,875)	(62,848)		(151,316)
Net book amount	654,329	1,623	29,985	129,961	30,953		846,851

*
The historical costs and accumulated amortization on fully depreciated assets which were retired and removed from the accounting records during the 2015 year included R10.0 million relating to patents and trademarks, R30.1 million relating to customer relationships, R55.3 million relating to product development costs and R38.6 million relating to computer software, technology, in-house software and other.

Notes to the consolidated financial statements

for the year ended March 31, 2016

**
The historical costs and accumulated amortization on fully depreciated assets which were retired and removed from the accounting records during the 2016 year included R34.8 million relating to customer relationships, R10.0 million relating to product development costs and R10.9 million relating to computer software, technology, in-house software and other.

In fiscal 2016, staff costs of R45.2 million (2015: R34.1 million, 2014: R33.9 million) have been capitalized to product development costs while R1.3 million (2015: RNil, 2014: RNil) were capitalized to in-house software.
Additions of R85.3 million made during 2016 include non-cash additions of R0.9 million relating to capitalized development costs which have been accrued at March 31, 2016. R1.3 million relating to capitalized development costs and R0.5 million relating to software costs were paid in the current fiscal year which were accrued and accounted for as non-cash additions in 2015. Additions of R61.5 million made during 2015 include non-cash additions of R1.3 million relating to capitalized development costs and R0.5 million relating to software costs which have been accrued at March 31, 2014. R6.0 million was paid in the 2015 fiscal year which related to capitalized staff development costs which were accrued and treated as non-cash additions in 2014.
Amortization expense of R24.9 million (2015: R25.4 million, 2014: R27.9 million) has been charged to cost of sales. The remainder has been included in administration and other charges in the income statement.
During the 2016 fiscal year, impairments to in-house software of R2.9 million were recognized in profit or loss within Corporate and consolidation entries. During the 2015 fiscal year, an impairment loss, amounting to R0.5 million (2014: R0.1 million) in the Central Services Organization operating segment (notes 5, 24 and 32.2) was accounted for. These impairments arose due to the recoverable amounts being less than the carrying value of certain identified intangible assets. The impairment losses have been included in administration and other charges in the income statement.
Included in product development costs is product development assets in progress with a net book amount of R43.6 million (2015: R24.5 million, 2014: R30.5 million). Included in computer software, technology, in-house software and other is internally generated in-house software in progress with a net book amount of R18.3 million (2015: R1.1 million, 2014: RNil).
Change in estimate of useful lives of product development costs capitalized
During fiscal 2016 the CSO segment extended the useful lives of certain projects where on average the useful lives were increased from 4.5 years to 5.9 years. The extension of the useful lives resulted in a R6.4 million reduction in the product development amortization expense relative to what it would have been in fiscal 2016. R2.2 million, R2.1 million, R1.4 million, R0.6 million and R0.1 million of this amortization reduction is expected to be charged to the income statement in the 2017, 2018, 2019, 2020 and 2021 fiscal years, respectively.
Impairment tests for goodwill
Goodwill is allocated to the Group’s CGUs identified within its operating segments. It should be noted that, as disclosed in note 5, while CSO is now reported as a reportable segment excluding any inter-company revenue and related costs, it remains a CGU, as there remains an active market for the output produced by CSO. Therefore, the impairment tests for goodwill have been performed on the same basis as the previous financial year.
A summary of the goodwill at operating segment level is presented below:

	March 31, 2015 R’000	Foreign currency translation differences R'000	March 31, 2016 R’000

Central Services Organization	103,119	—	103,119
Europe	117,362	22,040	139,402
Middle East and Australasia	47,895	10,863	58,758
Africa	353,050	—	353,050
Total	621,426	32,903	654,329

The recoverable amounts of all CGUs are determined based on value-in-use calculations, which use pre-tax cash flow projections based on approved financial budgets covering a three to five-year period. A five-year period was used to ensure that in respect of the Europe segment, stable cash flows are used for purposes of calculating terminal values included in the value-in-use calculations. These cash flows are based on the current market conditions and near-term expectations.

Notes to the consolidated financial statements

for the year ended March 31, 2016

The key assumptions used for the value-in-use calculations are as follows:

2016	Central Services Organization	Africa	Europe	Middle East and Australasia

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	19.8	18.4	8.2	13.4
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	5.3	5.3	2.0	3.7

2015	Central Services Organization	Africa	Europe	Middle East and Australasia

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	22.3	19.8	8.7	10.8
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	3.2	3.2	2.3	3.6

The discount rates were calculated using the capital asset pricing model. These rates reflect specific risks relating to the relevant CGUs. The growth rate has been determined based on the expected long-term inflation outlook.
Goodwill sensitivity
Given the significant headroom that exists in the CGUs, management believes that a reasonable change in assumptions would not result in any impairments.
8.    Available-for-sale financial asset
Available-for-sale financial assets include the following listed securities:

	March 31, 2016 R’000	March 31, 2015 R’000

1,288,920 ordinary shares in Loqus Holdings PLC, which is denominated in Euro*	—	—

* Previously known as Datatrak Malta Limited.

The Group impaired the available-for-sale financial asset in full in the 2011 fiscal year as there was no demonstrable active market for trading these shares and no income is expected to be derived from this investment in the foreseeable future. The position remained unchanged at the end of the 2016 fiscal year.
There were no additions or disposals of available-for-sale financial assets during the 2016 fiscal year (2015: RNil).
The available-for-sale financial assets have been classified as level 3 as there are no observable inputs available-for-use in valuing these investments.

Notes to the consolidated financial statements

for the year ended March 31, 2016

9.    Finance lease receivable

	March 31, 2016 R’000	March 31, 2015 R’000

Total finance lease receivable	1,151	6,609
Short-term portion receivable within 12 months	984	5,607
Long-term portion receivable after 12 months	167	1,002

The Group has entered into certain finance lease arrangements with customers to supply fleet management products and services. The terms of the leases vary between 24 and 36 months and the leases are denominated in Euro. The unguaranteed residual values of the assets leased under finance lease are considered negligible.
The finance lease receivables are neither past due nor impaired. In determining the recoverability of the finance lease receivables, the Group considers any change in the credit quality of the finance lease receivable from the date the leases were initially entered into until the end of the current reporting year.
During the 2016 fiscal year, the decline in the finance lease receivable was primarily attributable to monthly finance lease payments received of R4.6 million for the fiscal year and a fair value adjustment of R1.1 million due to the renegotiation of certain repayment terms.

	March 31, 2016 R’000	March 31, 2015 R’000

Gross finance lease receivable –minimum lease payments:
Not later than one year	1,015	5,811
Later than one year but not later than five years	173	1,019
	1,188	6,830
Unearned finance income	(37)	(221)
Net investment in finance leases	1,151	6,609

The net investment in finance leases may be analyzed as follows:

	March 31, 2016 R’000	March 31, 2015 R’000

Not later than one year	984	5,607
Later than one year but not later than five years	167	1,002
Net investment in finance leases	1,151	6,609

10.    Inventory

	March 31, 2016 R’000	March 31, 2015 R’000

Inventory – finished goods	64,489	38,934

During the current year an amount of R5.3 million (2015: R3.2 million) was recognized as a charge in cost of sales as a result of the write down of inventory to net realizable value (notes 24 and 32.2).

Notes to the consolidated financial statements

for the year ended March 31, 2016

11.    Trade and other receivables

	March 31, 2016 R’000	March 31, 2015 R’000

Trade receivables	259,269	229,797
Less: Provision for impairment of trade receivables	(12,438)	(13,255)
Trade receivables — net	246,831	216,542
Pre-payments	21,344	23,901
Sundry debtors	24,870	21,131
	293,045	261,574

The ageing of trade receivables at the reporting date is as follows:

	Gross R’000	Provision for impairment R’000	Net R'000

2016
Not past due	117,946	(238)	117,708
Past due by 1 to 30 days	70,167	(223)	69,944
Past due by 31 to 60 days	17,425	(207)	17,218
Past due by more than 60 days	53,731	(11,770)	41,961
Total	259,269	(12,438)	246,831

	Gross R’000	Provision for impairment R’000	Net R'000

2015
Not past due	141,219	(376)	140,843
Past due by 1 to 30 days	43,669	(195)	43,474
Past due by 31 to 60 days	12,629	(387)	12,242
Past due by more than 60 days	32,280	(12,297)	19,983
Total	229,797	(13,255)	216,542

The trade receivables above, which are past due and not impaired, relate to a number of independent customers for whom there is no recent history of default.
Sundry debtors are neither past due nor impaired.

Notes to the consolidated financial statements

for the year ended March 31, 2016

The carrying amounts of trade and other receivables are denominated in the following currencies:

	March 31, 2016 R’000	March 31, 2015 R’000

South African Rand	102,802	82,340
UK Pound	21,207	20,985
US Dollar	97,297	110,208
AU Dollar	19,232	18,163
Euro	30,122	22,167
Brazilian Real	8,870	6,378
UAE Dirham	10,122	255
Other	3,393	1,078
	293,045	261,574

Movements in the Group’s provision for impairment of trade receivables are as follows:

	March 31, 2016 R’000	March 31, 2015 R’000

Opening balance	(13,255)	(7,922)
Increase in provision for impairment (note 32.2)	(14,735)	(16,282)
Receivables written off during the year as irrecoverable	16,554	11,319
Foreign currency translation differences	(1,002)	(370)
Closing balance	(12,438)	(13,255)

The creation of the provision for impairment of trade receivables is included in administration and other charges in the income statement. In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted until the end of the reporting year. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.
Trade receivables of R35.3 million (2015: R27.7 million) are pledged as security for the Group’s overdraft facilities. See notes 13 and 16 for details on overdraft facilities.
The fair value of trade and other receivables approximate their book values as the impact of discounting is not considered material due to the short-term nature of the receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. Other than 5% of the gross receivable balance relating to one debtor at the end of the 2016 fiscal year (2015: 9% of the gross receivable balance relating to one debtor), the Group has no significant concentration of credit risk, due to its spread of customers across various operations and geographical locations. The Group does not hold any collateral as security.

Notes to the consolidated financial statements

for the year ended March 31, 2016

12.    Restricted cash

	March 31, 2016 R’000	March 31, 2015 R’000

Cash securing guarantee issued in terms of the Mobile Telephone Networks Proprietary Limited incentive agreement (denominated in South African Rand)	1,000	1,000
Cash securing guarantees issued in respect of lease agreements entered into (denominated in South African Rand)	393	393
Cash securing guarantees issued in respect of products sold by MiX Telematics Europe Limited (denominated in Euro)	2,180	1,637
Cash securing guarantees issued in respect of MiX Telematics Middle East FZE*	4,542	3,847
Cash held for purposes of distribution to MiX Telematics Enterprise BEE Trust and MiX Telematics Fleet Support Trust beneficiaries (denominated in South African Rand)	5,886	5,057
Guarantees issued in respect of corporate credit card agreements entered into in North America (denominated in US Dollar)	742	605
Cash held in trust as contingent consideration for business acquired by MiX Telematics Africa Proprietary Limited (denominated in South African Rand)**	—	18,000
Cash securing guarantees issued in respect of lease agreements entered into by MiX Telematics Australasia (denominated in Australian Dollar)	1,236	—
Cash held by MiX Telematics International subject to exchange control restrictions in Nigeria (denominated in Nigerian Naira)	2,788	—
Cash held by MiX Telematics Limited to be paid to a participant of the TeliMatrix Group Executive Incentive Scheme in respect of share options exercised (denominated in South African Rand)	2,367	—
	21,134	30,539

*
Includes employee visas in the UAE of R4.5 million (2015: R3.7 million) that are denominated in Arab Emirates Dirham. In 2015 the comparative also included a VAT registration guarantee of R0.1 million that was denominated in Euro.

**	Refer to note 33 for details of the contingent consideration.

 13.    Net cash and cash equivalents
Net cash and cash equivalents included in the cash flow statement comprise of the following amounts which are included in the statement of financial position:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Cash and cash equivalents	877,136	945,381	830,449
Bank overdraft (note 16)	(16,374)	(17,966)	(27,810)
	860,762	927,415	802,639

Notes to the consolidated financial statements

for the year ended March 31, 2016

The credit quality of cash and cash equivalents, that are neither past due nor impaired can be assessed by reference to external credit ratings, as follows:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Cash and cash equivalents
AAA	—	3,482	—
AA	743,600	738,743	666,583
A	48,757	92,841	76,181
BBB	84,779	110,315	87,685
	877,136	945,381	830,449

The carrying amounts of net cash and cash equivalents are denominated in the following currencies:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

South African Rand	87,675	140,618	103,944
UK Pound	45,017	37,017	29,216
US Dollar	698,166	718,096	653,091
Euro	(55)	9,774	(3,720)
AU Dollar	25,451	17,328	12,948
Brazilian Real	3,625	3,495	2,535
Other	883	1,087	4,625
	860,762	927,415	802,639

14.    Stated capital

	Number of shares 000s	Stated capital R’000

At April 1, 2014	784,150	1,429,250
Share issue in relation to share options exercised	8,688	7,743
Balance at March 31, 2015	792,838	1,436,993
Share issue in relation to share options exercised	6,300	7,722
Treasury shares held by MiX Telematics Investments Proprietary Limited (“MiX Investments”)	(40,000)	(123,760)

Balance at March 31, 2016	759,138	1,320,955

The total authorized number of ordinary shares at the end of the financial year amounted to 1 billion shares (2015: 1 billion) with no par value. All issued shares are fully paid up and carry one vote per share and the right to dividends. There were no changes to the authorized number of ordinary shares during the current or prior financial year.

In terms of a special resolution approved in fiscal 2014 a new class of no par value shares, consisting of 100 million preference shares, was created. No preference shares have been issued to date.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Fiscal 2016 share repurchase program
During fiscal 2016, the MiX Telematics Board approved a share repurchase program under which the Group could repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. As of March 31, 2016, 40,000,000 shares had been repurchased at a total cost of R123.8 million (at an average price of R3.09 per share). The following terms were applicable to the share repurchase program:

•
The Group could repurchase its shares from time to time in its discretion through open-market transactions and block trades, based on ongoing assessments of the capital needs of the Group, the market price of its securities and general market conditions.

•	This share repurchase program could be discontinued at any time by the Board of Directors, and the Group had no obligation to repurchase any amount of its securities under the program.

•	The repurchase program was funded out of existing cash resources.
Details of the purchases made by MiX Investments during the 2016 fiscal year, are as follows:

•
973,954 ADSs (representing 24,348,850 ordinary shares) were purchased on September 17, 2015 at a price of US$5.85 per ADS. The ADSs were repurchased at a cost of R76.8 million including transaction costs of R0.5 million.

•	5,000,000 ordinary shares were purchased on September 17, 2015 at a price of R3.15 per share. The shares were repurchased for R15.9 million including transaction costs of R0.1 million.

•	4,394,462 ordinary shares were purchased on December 11, 2015 at a price of R2.80 per share. The shares were repurchased for R12.4 million including transaction costs of R0.1 million.

•	805,184 ordinary shares were purchased on December 17, 2015 at a price of R2.90 per share. The shares were repurchased for R2.4 million including transaction costs of R0.02 million.

•	3,079,485 ordinary shares were purchased on December 18, 2015 at a price of R2.96 per share. The shares were repurchased for R9.2 million including transaction costs of R0.1 million.

•	2,372,019 ordinary shares were purchased on December 21, 2015 at a price of R3.00 per share. The shares were repurchased for R7.2 million including transaction costs of R0.05 million.

Equity incentive plans
The Group has issued share incentives under two equity incentive plans, the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), to directors and certain key employees within the Group. With the introduction of the LTIP, which was approved by shareholders in terms of an ordinary resolution during 2014, no further awards will be made in terms of the TeliMatrix Group Limited Executive Incentive Scheme going forward.
The LTIP is now being used to issue share incentives to employees and executive members within the Group. The LTIP provides for three types of grants to be issued, namely performance shares, retention shares or share appreciation rights (“SARs”). To date only SARs have been issued.
The table below indicates the total number of awards under the LTIP which are available for issue:

Number of awards

Reconciliation of number of awards available for issue under the LTIP
Maximum number of awards that may be issued during the life of the LTIP	120,000,000
Issued in fiscal 2015	(2,900,000)
Number of awards available for issue as at March 31, 2015	117,100,000
Issued in fiscal 2016	(11,835,000)
Number of awards available for issue as at March 31, 2016	105,265,000

Both equity incentive plans are discussed in further detail in the sections that follow.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Share options under the TeliMatrix Group Executive Incentive Scheme
Share options have been granted to directors and certain key employees within the Group. The exercise price of the options granted is equal to the weighted average market value of ordinary shares for the 20 days preceding the date of the grant. The options vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the share options granted are conditional on certain performance conditions being met, namely the share price on the associated measurement date being in excess of the target, after being reduced by the aggregate amount of dividends paid, or an annual total shareholder return in excess of 10% and 5%, taking into account any dividends paid during the vesting period, being achieved. The Group has no legal or constructive obligation to repurchase or settle the options in cash.
Movements in the total number of share options outstanding and their related weighted average exercise prices are as follows:

	Weighted average exercise price 2016 cents per share	Number of options 2016 000s	Weighted average exercise price 2015 cents per share	Number of options 2015 000s

Outstanding at the beginning of the year	217	36,588	152	38,913
Granted on September 10, 2014	—	—	411	7,000
Exercised	123	(6,300)	89	(8,688)
Forfeited	257	(1,375)	130	(437)
Expired	—	—	125	(200)
Outstanding at the end of the year	235	28,913	217	36,588
Exercisable at the end of the year	184	11,250	155	10,438

The weighted average remaining contractual life on share options outstanding at year-end is 2.29 years (2015: 2.98 years).
Options exercised in 2016 resulted in 6,300,000 shares (2015: 8,687,500 shares) being issued at a weighted average exercise price of 123 cents per share (2015: 89 cents per share). The related weighted average share price at the time of exercise was 261 cents per share (2015: 402 cents per share).
Refer to note 24 for the total expense recognized in fiscal year 2016 in respect of equity-settled instruments granted to employees and directors.
Share options outstanding at the end of the fiscal year have the following exercise prices:

				March 31, 2016 R’000	March 31, 2015 R’000

Annual shareholder return	Grant date	Expiry date	Exercise price
5%	June 4, 2010	June 4, 2016	112 cents	1,975	7,325
5%	September 13, 2011	September 13, 2017	130 cents	300	600
10%	January 3, 2012	January 3, 2018	154 cents	3,250	3,500
10%	November 7, 2012	November 7, 2018	246 cents	10,850	11,600
10%	September 10, 2014	September 10, 2020	411 cents	6,500	7,000
Target share price
R5	June 4, 2010	June 4, 2016	112 cents	5,025	5,525
R5	September 13, 2011	September 13, 2017	130 cents	1,013	1,038
				28,913	36,588

Notes to the consolidated financial statements

for the year ended March 31, 2016

No share options were granted during the 2016 fiscal year under this scheme. The weighted average fair value of options granted during the 2015 fiscal year was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine this value are disclosed below.
The volatility was calculated using a mixture of the Company’s historical share data as well as the share data of comparable companies.
 The salient details of options granted during the 2015 fiscal year are provided in the table below:

Total shareholder return

Grant date	September 10, 2014
Fair value (cents per share)	170.6
Option strike price (cents per share)	411.0
JSE share price on grant date (cents per share)	411.0
Expiry date	September 10, 2020
Performance conditions
— Total shareholder return of (%)	10.0
Remaining contractual life at March 31, 2016	4.45

Valuation assumptions and drivers
Volatility (%)	33.7
Anticipated forfeiture rate (%)	5.0
Anticipated dividend streams (cents per share)	None
Anticipated dividend yield (%)	0.0
Annual risk-free interest rate (%)	7.7

Share appreciation rights
Under the LTIP, SARs may be issued to certain directors and key employees. The award price of the SARs granted is equal to the closing market value of ordinary shares on the day preceding the date of the grant. The SARs granted vest in tranches of 25% per annum, commencing on the second anniversary of the grant date and expire six years after the grant date. In addition to these vesting periods, the vesting of the SARs granted are conditional on a performance condition of an annual total shareholder return in excess of 10%, taking into account any dividends paid during the vesting period, being achieved.
Upon exercise of the SARs by participants, the Group will settle the value of the difference between the award and grant price by delivering shares, alternatively as a fall back provision only, by settling the value in cash.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Movements in the total number of SARs outstanding and their related weighted average award prices are as follows:

	Weighted average exercise price 2016 cents per share	Number of options 2016 000s	Weighted average award price 2015 cents per share	Number of options 2015 000s

Outstanding at the beginning of the year	305	2,900	—	—
Granted on December 16, 2014	—	—	305	2,900
Granted on August 31, 2015	313	11,835	—	—
Forfeited	313	(300)	—	—
Outstanding at the end of the year	311	14,435	305	2,900
Exercisable at the end of the year		—		—

The weighted average remaining contractual life on SARs outstanding at year-end is 5.28 years (2015: 5.71).
No SARs were exercised during the year.
SARs outstanding at the end of the fiscal year have the following award prices:

				March 31, 2016 R’000	March 31, 2015 R’000

Annual shareholder return	Grant date	Expiry date	Award price
10%	December 16, 2014	December 16, 2020	305	2,900	2,900
10%	August 31, 2015	August 31, 2021	313	11,535	—
				14,435	2,900

The weighted average fair value of SARs granted during the 2016 and 2015 fiscal years was determined using a combination of the Monte Carlo Simulation option pricing model and the Binomial Tree option pricing model. The key drivers and assumptions input into the valuation models used to determine these values are disclosed below.
The volatility was calculated using a mixture of the Company’s historical share data as well as the share data of comparable companies.

Notes to the consolidated financial statements

for the year ended March 31, 2016

The salient details of SARs granted during the fiscal year are provided in the table below:

	March 31, 2016 R’000	March 31, 2015 R’000
	Total shareholder return	Total shareholder return

Grant date	August 31, 2015	December 16, 2014
Fair value (cents per share)	108.1	130.7
Award price (cents per share)	313.0	305.0
JSE share price on grant date (cents per share)	319.0	305.0
Expiry date	August 31, 2021	December 16, 2020
Performance conditions
– Total shareholder return of (%)	10.0	10.0
Remaining contractual life at March 31, 2016	5.42	4.72

Valuation assumptions and drivers
Volatility (%)	31.7	36.0
Anticipated forfeiture rate (%)	5.0	5.0
Anticipated dividend yield (%)	2.99	0.0
Annual risk-free interest rate (%)	7.95	7.4

Refer to note 24 for the total expense recognized in fiscal year 2016 in respect of equity-settled instruments granted to employees and directors.
Group executives held the following share options outstanding at March 31, 2016 (summarized by grant date):

	June 4, 2010 000s	June 4, 2010 000s	January 3, 2012 000s	November 7, 2012 000s	September 10, 2014 000s	Total 000s
S Joselowitz(1)	—	3,000	—	2,500	—	5,500
M Pydigadu(1)	600	500	—	1,000	1,500	3,600
C Tasker(1)	—	—	2,000	2,000	1,500	5,500
B Horan	—	—	500	1,500	1,000	3,000
G Pretorius	—	—	750	1,500	1,000	3,250
C Lewis	—	—	—	1,500	1,000	2,500
	600	3,500	3,250	10,000	6,000	23,350
Option strike price (cents per share)	112	112	154	246	411
JSE share price on grant date (cents per share)	104	104	160	300	411
Expiry date	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions
Share price of (Rand)	n/a	5	n/a	n/a	n/a
Minimum shareholder return of	5%	n/a	10%	10%	10%
(1) Executive director at March 31, 2016.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Group executives held the following SARs outstanding at March 31, 2016 (summarized by grant date):

	August 31, 2015 000s	Total 000s
S Joselowitz(1)	1,000	1,000
M Pydigadu(1)	750	750
C Tasker(1)	750	750
B Horan	750	750
G Pretorius	500	500
C Lewis	500	500
	4,250	4,250

JSE share price on grant date (cents per share)	319
Expiry date	August 31, 2021
Performance conditions
Share price of (Rand)	n/a
Minimum shareholder return of	10%

The following share options were exercised by Group executives during the 2016 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

S Joselowitz(1)	March 5, 2016	1,500,000	June 4, 2010	112	5%	220
M Pydigadu(1)	February 23, 2016	500,000	June 4, 2010	112	5%	230
C Tasker(1)	March 9, 2016	1,500,000	June 4, 2010	112	5%	225
B Horan	December 9, 2015	250,000	January 3, 2012	154	10%	288
	December 9, 2015	125,000	June 4, 2010	112	5%	288
G Pretorius	March 8, 2016	125,000	June 4, 2010	112	5%	210
C Lewis	March 1, 2016	125,000	June 4, 2010	112	5%	224
(1) Executive director at March 31, 2016.
No SARs were exercised during fiscal year 2016.

Notes to the consolidated financial statements

for the year ended March 31, 2016

In respect of H Scott and R Botha who retired on May 31, 2015, the Board has resolved, as permitted by the share plan rules, that the options not exercised by these executives prior to the retirement date could be exercised upon vesting before the expiry date of the option. They held the following options at March 31, 2016:

	June 4, 2010 000s	June 4, 2010 000s	Total 000s
R Botha	1,375	—	1,375
H Scott	—	500	500
	1,375	500	1,875
Option strike price (cents per share)	112	112
JSE share price on grant date (cents per share)	104	104
Expiry date	June 4, 2016	June 4, 2016
Performance conditions
Share price of (Rand)	n/a	5
Minimum shareholder return of	5%	n/a

The following share options were exercised during 2016 by retired Group executives:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

H Scott	September 15, 2015	375,000	June 4, 2010	112	5%	310
T Buzer	November 10, 2015	375,000	June 4, 2010	112	5%	313

Notes to the consolidated financial statements

for the year ended March 31, 2016

 Group executives held the following share options outstanding at March 31, 2015 (summarized by grant date):

	June 4, 2010 000s	June 4, 2010 000s	January 3, 2012 000s	November 7, 2012 000s	September 10, 2014 000s	Total 000s

S Joselowitz(1)	1,500	3,000	—	2,500	—	7,000
R Botha(2)	1,375	—	—	—	—	1,375
M Pydigadu(1)	1,100	500	—	1,000	1,500	4,100
H Scott(2)	375	500	—	—	—	875
C Tasker(1)	1,500	—	2,000	2,000	1,500	7,000
B Horan	125	—	750	1,500	1,000	3,375
G Pretorius	125	—	750	1,500	1,000	3,375
C Lewis	125	—	—	1,500	1,000	2,625
	6,225	4,000	3,500	10,000	6,000	29,725
Option strike price (cents per share)	112	112	154	246	411
JSE share price on grant date (cents per share)	104	104	160	300	411
Expiry date	June 4, 2016	June 4, 2016	January 3, 2018	November 7, 2018	September 10, 2020
Performance conditions
Share price of (Rand)	n/a	5	n/a	n/a	n/a
Minimum shareholder return of	5%	n/a	10%	10%	10%
(1) Executive director at March 31, 2015.
(2) Retired on May 31, 2015.
As at March 31, 2015, Group executives held no SARs.
The following share options were exercised by Group executives during the 2015 fiscal year:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

S Joselowitz(1)	June 18, 2014	1,000,000	December 9, 2008	70	R5.00	420
	June 18, 2014	500,000	December 9, 2008	70	10%	420
R Botha(2)	November 20, 2014	750,000	December 9, 2008	70	R5.00	366
	November 20, 2014	125,000	December 9, 2008	70	10%	366
M Pydigadu(1)	August 29, 2014	400,000	June 4, 2010	112	5%	399
H Scott(2)	June 13, 2014	375,000	June 4, 2010	112	5%	412
C Tasker(1)	September 18, 2014	1,000,000	December 9, 2008	70	R5.00	432
	September 18, 2014	500,000	December 9, 2008	70	10%	432
B Horan	September 18, 2014	125,000	June 4, 2010	112	5%	432
G Pretorius	June 13, 2014	125,000	June 4, 2010	112	5%	412
C Lewis	November 27, 2014	375,000	June 4, 2010	112	5%	390
(1) Executive director at March 31, 2015.
(2) Retired on May 31, 2015.

Notes to the consolidated financial statements

for the year ended March 31, 2016

In respect of T Buzer who retired on March 31, 2014, the Board has resolved, as permitted by the share plan rules, that the options not exercised by this executive prior to the retirement date could be exercised upon vesting before the expiry date of the option. This Group executive held the following options at March 31, 2015:

	June 4, 2010 000s	Total 000s
T Buzer	375	375
	375	375
Option strike price (cents per share)	112
JSE share price on grant date (cents per share)	104
Expiry date	June 4, 2016
Performance conditions
Share price of (Rand)	n/a
Minimum shareholder return of	5%

The following share options were exercised during 2015 by the above retired Group executive:

	Date of exercise	Options exercised	Grant date	Strike price (cents per share)	Performance condition (R share price or % minimum shareholder return)	Exercise date share price (cents per share)

T Buzer	June 9, 2014	1,000,000	December 9, 2008	70	R5.00	420
	August 29, 2014	500,000	June 4, 2010	112	5%	399
	December 4, 2014	625,000	June 4, 2010	112	5%	345

15.    Other reserves

	March 31, 2016 R’000	March 31, 2015 R’000

Opening balance	(21,894)	(58,335)
Foreign currency translation: Movement for the year	68,687	26,267
Shareholder loan revaluation*:	19,631	4,497
– Movement for the year – Gross	22,097	1,487
– Tax effect of movement	(2,466)	3,010
Share-based payments (notes 24 and 32.2)	7,838	5,220
Transaction with non-controlling interests**	—	457
Closing balance	74,262	(21,894)

Foreign currency translation	153,855	85,168
Reserve on transaction with non-controlling interest***	(137,438)	(137,438)
Share-based payments	28,019	20,181
Shareholder loan revaluation*	29,826	10,195
Closing balance	74,262	(21,894)

Notes to the consolidated financial statements

for the year ended March 31, 2016

*	Shareholder loan revaluation relates to the unrealized foreign exchange gains/(losses) on loans viewed as part of the Group’s net investment in foreign operations.

**
As a result of the transaction described in note 21, Edge Gestao Empresarial Ltda (“Edge”) increased its non-controlling interest in MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (“MiX Brazil”) from 0.0025% to 5.0% in fiscal 2015. The transaction with non-controlling interests represented the transfer of Edge’s share of the historical losses of MiX Brazil from distributable reserves to non-controlling interests.

***
During the fiscal year ended March 31, 2008, the Group acquired a non-controlling equity interest held by a minority shareholder in one of its subsidiaries in exchange for a share consideration. R137.9 million (2015: R137.9 million) of the reserve represents the difference between the consideration paid and the Group’s share in the net asset value of the subsidiary acquired which has been recorded in equity. The remainder of R0.5 million is related to the transaction with Edge in 2015 described above**.

16.    Borrowings

	March 31, 2016 R’000	March 31, 2015 R’000

Secured long-term loan: Investec Bank Limited	—	39
Unsecured loan: Deferred consideration payable	1,103	2,464
	1,103	2,503
Short-term portion payable within 12 months	(1,103)	(1,399)
Long-term portion payable after 12 months	—	1,104

Movement for the year
Opening balance	2,503	3,741
Net payments made	(1,402)	(1,241)
Capitalized interest	2	3
Closing balance	1,103	2,503

The Group and its subsidiaries have unlimited borrowing capacity as specified in their respective Memorandums of Incorporation.

No new borrowings were raised by the Group during the 2015 and 2016 fiscal years.

The Group had access to a secured long-term loan facility from Investec Bank Limited, which was repaid in full and not renewed during the 2016 fiscal year. No draw-downs on the borrowing facility above were made in the 2016 fiscal year. No payments or draw-downs took place in the 2015 fiscal year. Interest was previously charged at prime less 0.5% and the loan was repayable in maximum monthly installments of R0.5 million if the facility was fully utilized. This loan was denominated in South African Rand. The above loan facility was secured by:
•cession of all rights, title and interest in and to the subscriber contracts of MiX Telematics Africa Proprietary Limited.
•joint and several suretyships between the following Group companies:
– MiX Telematics Limited; and
– MiX Telematics Africa Proprietary Limited.
The deferred consideration payable is unsecured, bears interest at the prime interest rate, which varied between 9.25% and 10.50% per annum during the 2016 fiscal year (2015: 9.0% and 9.25%), and is repayable in monthly installments of R0.1 million. The deferred consideration paid during the 2016 fiscal year amounted to R1.4 million (2015: R1.2 million). The deferred consideration payable is denominated in South African Rand.

Notes to the consolidated financial statements

for the year ended March 31, 2016

The fair value of the deferred consideration payable approximates its carrying amounts, as the impact of discounting is not significant. The fair values are based on cash flows discounted using the prime interest rate and are within level 2 of the fair value hierarchy.

The Group did not default on any payments or breach any loan agreement term during the current or previous financial year.

	Interest rate	March 31, 2016 R’000	March 31, 2015 R’000

Undrawn borrowing facilities at floating rates are:
— Standard Bank Limited:
Overdraft	Prime less 1.2%	53,626	52,034
Vehicle and asset finance	Prime less 1.2%	8,500	8,500
— Investec Bank Limited loan facility	Prime less 0.5%	—	3,484
— Nedbank Limited overdraft	Prime less 2%	10,000	10,000
		72,126	74,018

The Investec loan facility expired in September 2015 and was not renewed. The Standard Bank and Nedbank facilities have no fixed renewal date and are repayable on demand.
Included in the bank overdraft (note 13) is the following Standard Bank Limited facility which was secured by the following at March 31, 2016 and at March 31, 2015:
•cross suretyships between the following Group companies:
– MiX Telematics Africa Proprietary Limited;
– MiX Telematics International Proprietary Limited; and
– MiX Telematics Limited.

•	an unrestricted cession of book debts by the following entities:
– MiX Telematics Limited; and
– MiX Telematics International Proprietary Limited.
The facility from Nedbank Limited is unsecured.

17.    Trade and other payables

	March 31, 2016 R’000	March 31, 2015 R’000

Trade payables	70,231	51,007
Accruals	131,492	113,735
Revenue received in advance	64,446	53,457
Contingent consideration*	—	18,000
Value added taxes	8,918	8,323
Other	7,560	2,839
	282,647	247,361

* Refer to note 33 for details on the contingent consideration.

Notes to the consolidated financial statements

for the year ended March 31, 2016

18.     Retirement benefits
It is the policy of the Group to provide retirement benefits to all its South African, United Kingdom, United States, Brazilian, Romanian and Australian employees. All these retirement benefits are defined contribution plans and are held in separate trustee-administered funds. These plans are funded by members as well as company contributions. The South African plan is subject to the Pension Funds Act of 1956, the UK plan is subject to the United Kingdom Pensions Act 2011 (Commencement No 3) and the Australian plan is subject to the Superannuation Guarantee Administration Act of 1992. In Brazil, the Group contributes to a mandatory state social contribution plan known as Regime Geral de Previdência Social (“RGPS”) and a private social contribution plan called Regime de Previdência Complementar (“RPC”), which is optional. In Romania there is a mandatory social security contribution paid to the state budget, as defined by the Pension Law (Law 263/2010) and the Fiscal Code (Law 227/2015). For the United States employees a voluntary Internal Revenue Service section 401(k) tax-deferred defined contribution scheme is offered. The full extent of the Group’s liability, in respect of the retirement benefits offered, is the contributions made, which are charged to the income statement as they are incurred. The total Group contribution to such schemes in 2016 was R27.1 million (2015: R20.0 million, 2014: R17.8 million) (note 24).

19.    Deferred tax

	March 31, 2016 R’000	March 31, 2015 R’000

Deferred tax liabilities
Capital allowances for tax purposes	27,603	14,527
Intangible assets	39,088	32,227
Pre-payments	1,970	958
Deferred foreign currency gains	87,878	38,426
Other	1,268	4,826
Gross deferred tax liabilities	157,807	90,964
Set-off of deferred tax balances	(36,826)	(27,539)
Net deferred tax liabilities	120,981	63,425
Deferred tax assets
Revenue received in advance	13,166	11,171
Capital allowances for tax purposes	25,609	14,071
Provisions, accruals and lease straightlining	25,617	18,921
Assessable losses	1,043	955
Deferred foreign currency losses	487	2,943
Other	909	3,085
Gross deferred tax assets	66,831	51,146
Set-off of deferred tax balances	(36,826)	(27,539)
Net deferred tax assets	30,005	23,607
Net deferred tax liability	(90,976)	(39,818)

The gross movement in net deferred tax assets/(liabilities) is as follows:
Beginning of the year	(39,818)	(776)
Foreign currency translations	683	(98)
Charge to equity (note 15)	(2,466)	3,010
Acquisition of business (note 33)	—	(11,850)
Income statement charge (note 29)	(49,375)	(30,104)
End of the year	(90,976)	(39,818)

Notes to the consolidated financial statements

for the year ended March 31, 2016

Deferred tax at year-end has been recognized using the following corporate tax rates:

•	South Africa 28% (2015: 28%)

•	United Kingdom 20% (2015: 21%)

•	United States of America 34% (2015: 34%)

•	Australia 30% (2015: 30%)

•	Dubai 0% (2015: 0%)

•	Brazil 34% (2015: 34%)

•	Uganda 30% (2015: 30%)

•	Romania 16% (2015: 16%)

•	Thailand 20% (2015: N/A)
Deferred tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred tax assets of R47.3 million (2015: R34.9 million) in respect of losses amounting to R194.3 million (2015: R142.1 million) at year-end.
The movement in deferred tax assets and liabilities during the year, prior to taking into account the offsetting of deferred tax balances within the same tax jurisdiction, is as follows:

	March 31, 2015	Charged/ (credited) to the income statement (note 29)	Charged/ (credited) directly to equity (note 15)	Foreign currency translation differences	March 31, 2016
	R’000	R’000	R’000	R’000	R’000

Deferred tax liabilities
Capital allowances for tax purposes	14,527	13,076	—	—	27,603
Intangible assets	32,227	6,858	—	3	39,088
Pre-payments	958	1,012	—	—	1,970
Deferred foreign currency gains	38,426	49,442	10	—	87,878
Other	4,826	(3,558)	—	—	1,268
	90,964	66,830	10	3	157,807

Deferred tax assets
Revenue received in advance	(11,171)	(1,995)	—	—	(13,166)
Capital allowances for tax purposes	(14,071)	(11,531)	—	(7)	(25,609)
Provisions, accruals and lease straightlining	(18,921)	(5,985)	—	(711)	(25,617)
Assessable losses	(955)	(88)	—	—	(1,043)
Deferred foreign currency losses	(2,943)	—	2,456	—	(487)
Other	(3,085)	2,144	—	32	(909)
	(51,146)	(17,455)	2,456	(686)	(66,831)

Notes to the consolidated financial statements

for the year ended March 31, 2016

The movement in deferred tax assets and liabilities during the prior year, prior to taking into account the offsetting of deferred tax balances within the same tax jurisdiction, is as follows:

	March 31, 2014	Charged/ (credited) to the income statement (note 29)	Charged/ (credited) directly to equity (note 15)	Acquisition of business (note 33)	Foreign currency translation differences	March 31, 2015
	R’000	R’000	R’000	R’000	R’000	R’000
Deferred tax liabilities
Capital allowances for tax purposes	12,869	1,658	—	—	—	14,527
Intangible assets	16,297	4,081	—	11,850	(1)	32,227
Pre-payments	1,285	(327)	—	—	—	958
Deferred foreign currency gains	11,450	27,043	(67)	—	—	38,426
Other	3,855	971	—	—	—	4,826
	45,756	33,426	(67)	11,850	(1)	90,964
Deferred tax assets
Revenue received in advance	(8,072)	(3,099)	—	—	—	(11,171)
Capital allowances for tax purposes	(12,436)	(1,618)	—	—	(17)	(14,071)
Provisions, accruals and lease straightlining	(21,523)	2,480	—	—	122	(18,921)
Assessable losses	(612)	(343)	—	—	—	(955)
Deferred foreign currency losses	—	—	(2,943)	—	—	(2,943)
Other	(2,337)	(742)	—	—	(6)	(3,085)
	(44,980)	(3,322)	(2,943)	—	99	(51,146)

20.    Provisions

	March 31, 2016 R’000	March 31, 2015 R’000

Product warranties
Beginning of the year	13,500	12,190
Income statement charge	7,188	7,118
Utilized	(5,536)	(6,099)
Foreign currency translation differences	1,412	291
End of the year	16,564	13,500
Non-current portion	—	—
Current portion	16,564	13,500

The Group provides warranties on certain products and undertakes to repair or replace items that fail to perform satisfactorily. Management estimates the related provision for future warranty claims based on historical warranty claim information, the product lifetime, as well as recent trends that might suggest that past cost information may differ from future claims.

Notes to the consolidated financial statements

for the year ended March 31, 2016

	March 31, 2016 R’000	March 31, 2015 R’000

Maintenance provision
Beginning of the year	7,695	7,759
Income statement charge	11,804	22,519
Utilized	(15,431)	(22,755)
Foreign currency translation differences	345	172
End of the year	4,413	7,695
Non-current portion	(1,702)	(1,601)
Current portion	2,711	6,094

The Group provides for maintenance required related to ongoing contracts when the obligation to repair occurs. Management estimates the related provision for maintenance costs per unit based on the estimated costs expected to be incurred to repair the respective units.

	March 31, 2016 R’000	March 31, 2015 R’000

Decommissioning provision
Beginning of the year	1,525	1,496
Foreign currency translation differences	287	29
End of the year	1,812	1,525
Non-current portion	(1,812)	(1,525)
Current portion	—	—

The Group provides for the anticipated present value of costs associated with the restoration of leasehold property to its condition at inception of the lease, including the removal of items included in plant and equipment that is erected on leased land. The final cash outflow of these costs is expected to occur in the 2018 fiscal year.

	March 31, 2016 R’000	March 31, 2015 R’000

Restructuring provision
Beginning of the year	4,525	—
Income statement (reversal)/charge (note 24)	(333)	11,267
Utilized	(3,702)	(6,728)
Foreign currency translation differences	33	(14)
End of the year	523	4,525
Non-current portion	—	(879)
Current portion	523	3,646

Notes to the consolidated financial statements

for the year ended March 31, 2016

Restructuring costs
2016
During October 2015, the Brazil segment implemented a restructuring plan. The total cost of the restructuring was approximately R0.5 million, with all of it being utilized during fiscal 2016.
With regards to the 2015 restructuring plans described below, the Africa and the Middle East and Australasia segments utilized R2.3 million in staff restructuring costs and R0.9 million in respect of lease termination costs in fiscal 2016. The Africa segment reversed R0.9 million of the restructuring provision primarily as a result of certain premises being sublet. The remaining provision relates to lease termination costs, which are expected to be fully settled by March 31, 2017.
2015
During November 2014, the Africa and the Middle East and Australasia segments implemented restructuring plans. The total cost of the restructuring plans was expected to be approximately R11.3 million. An agreement was reached with the affected staff and the amount to be paid was agreed prior to the financial year-end. The total estimated staff restructuring costs to be incurred were R8.3 million at March 31, 2015. Other expected direct costs attributable to the restructuring, including lease termination costs, were estimated at R3.0 million. By March 31, 2015, R6.7 million of the expected restructuring costs had been incurred. The non-current portion of the provision related to lease termination costs, which are expected to be fully settled by March 2017.

	March 31, 2016 R’000		March 31, 2015 R’000

Other provisions
Beginning of the year	—		—
Income statement charge	11,072		—
Utilized	—		—
Foreign currency translation differences	189		—
End of the year	11,261		—
Non-current portion	—		—
Current portion	11,261	—	—

Other provisions
During the year, excess short messaging services costs, in relation to misappropriated sim cards, were incurred. The Group is currently in negotiations with the supplier to settle this cost. In addition to this, other provisions also include certain taxation matters specific to the respective jurisdictions in which the Group operates. These matters may not necessarily be resolved in a manner that is favorable to the Group. The Group has therefore recognized provisions in respect of these matters based on estimates and the probability of an outflow of economic benefits and should not be construed as an admission of legal liability.

Notes to the consolidated financial statements

for the year ended March 31, 2016

	March 31, 2016 R’000	March 31, 2015 R’000

Total provisions
Product warranties	16,564	13,500
Maintenance provision	4,413	7,695
Decommissioning provision	1,812	1,525
Restructuring provision	523	4,525
Other provisions	11,261	—
Total provision	34,573	27,245
Non-current portion	(3,514)	(4,005)
Current provision	31,059	23,240

21.    Share-based payment liability

In June 2014, the Group entered into an agreement with Edge, whereby Edge was granted a 5% holding in the equity interest of MiX Brazil. Prior to this agreement Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian-based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge is in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil. As part of the agreement, Edge has an option to transfer its interest in MiX Brazil back to the Group at fair value during the period of the agreement.

The agreement with Edge represents a cash-settled share-based payment. The award was fully vested on grant date and a share-based payment expense of R2.4 million relating to this agreement was recognized in the income statement in the 2015 fiscal year. The amount expensed in fiscal 2015 represented the fair value of the award that was issued.

	March 31, 2016 R’000	March 31, 2015 R’000

Movement in share-based payment liability for the year
Opening balance	1,950	—
Share-based payment expense (reversed)/recognized during the year	(2,018)	2,358
Foreign currency translation differences	68	(408)
Closing balance	—	1,950

The above share-based payment liability has been valued using discounted cash flow analysis. The fair value is determined by the use of cash flow projections based on approved budgets covering a five-year period. These cash flows are based on the current market conditions and near-term expectations. As at March 31, 2016, the cash flow projections revealed that the liability is unlikely to result in a cash outflow for the Group and as such its carrying amount was written down to zero. See disclosures in note 5 for further information on the impairment of the Brazil CGU.

The key assumptions used in the discounted cash flow analysis were:

	March 31, 2016 R’000	March 31, 2015 R’000

Discount rate
– pre-tax discount rate applied to the cash flow projections (%)	26.5	23.4
Growth rate
– growth rate used to extrapolate cash flow beyond the budget period (%)	5.0	3.1

22.    Revenue

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Subscription revenue	1,158,229	998,335	853,716
Hardware sales	221,306	298,680	326,902
Other	85,486	92,365	91,040
	1,465,021	1,389,380	1,271,658

Notes to the consolidated financial statements

for the year ended March 31, 2016

23.    Other income/(expenses) — net

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Motor industry development program incentives	—	—	832
Insurance reimbursement (notes 5 and 30)	—	3,237	—
(Loss)/profit on disposal of property, plant and equipment and intangible assets (note 32.2)	(208)	(456)	97
Other	1,452	1,014	1,222
	1,244	3,795	2,151

24.    Operating profit

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Operating profit is stated after accounting for the following charges:
Amortization (notes 7 and 32.2)	47,586	46,294	44,941
Depreciation (notes 6 and 32.2)	75,037	61,099	47,887
Impairment of intangible assets (notes 5, 7 and 32.2)	2,871	456	63
Impairment of property, plant and equipment (notes 5, 6 and 32.2)	1,905	1,190	316
Operating lease charges — premises and equipment	23,536	20,664	20,801
Restructuring costs (note 20)	(333)	11,267	2,745
Write-down of inventory to net realizable value (notes 10 and 32.2)	5,317	3,164	2,604
Research expenditure	1,540	1,310	1,189
Net litigation costs	—	7,937	—
Transaction costs arising from investigating strategic alternatives	5,037	—	—
Transaction costs arising from the acquisition of a business (note 33)	—	93	211
Professional fees	24,940	25,199	19,674
Staff costs	573,165	507,634	455,459
– Salaries, wages and other costs	540,227	480,075	433,074
– Pension costs (note 18)	27,118	19,981	17,774
– Equity-settled share-based payments (notes 15 and 32.2)	7,838	5,220	4,611
– Cash-settled share-based payments (notes 21 and 32.2)	(2,018)	2,358	—

Number of employees at the end of the year	1,089	1,056	1,039

Investigating strategic alternatives
During the 2016 fiscal year, the Board of Directors entered into a process of investigating strategic alternatives relating to the Group. This extensive review, conducted with guidance from external advisers, included the optimization of capital structures and an evaluation of various ownership options.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Net litigation costs
On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the US District Court, District of Utah, Central Division, against the Group's wholly owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom the Group hired in May 2014 as President and CEO of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with a contract. The claims against Mr. Kinford included breach of non-competition, non-solicitation and confidentiality provisions in his employment agreement with Inthinc, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014, due to its decision to file the lawsuit in Texas discussed below.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America (“Texas Lawsuit”). Inthinc alleged that MiX North America tortuously interfered with Mr. Kinford’s employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford.

On August 21, 2014, the parties agreed to consolidate the related lawsuits into the Texas Lawsuit. In both of the lawsuits discussed above, Inthinc sought injunctive relief and unspecified money damages.

On or about October 17, 2014, the parties entered into a confidential settlement and release agreement. Pursuant to the terms of the agreement, the parties filed an Agreed Motion to Dismiss to effectuate the dismissal of all claims, with prejudice, in the Texas Lawsuit as well as the dissolution of any injunctions as issued to Mr. Kinford and MiX North America. The settlement, net of insurance proceeds, had been paid in full by the end of the 2015 fiscal year.

25.    Finance income

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Current accounts and short-term bank deposits	7,292	8,594	4,290
Finance lease receivable income	267	611	729
Other	567	175	117
	8,126	9,380	5,136

Net foreign exchange gains	144,038	73,525	38,128

	152,164	82,905	43,264

26.    Finance costs

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Overdraft	(1,490)	(1,746)	(2,252)
Other long-term loans	(186)	(345)	(303)
Capitalization of borrowing costs	—	—	10
Other	(161)	(36)	(59)

	(1,837)	(2,127)	(2,604)

Notes to the consolidated financial statements

for the year ended March 31, 2016

27.    Auditors’ remuneration

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Auditors’ remuneration	7,426	7,843	8,093

28.    Directors’ and executive committee emoluments

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000		Retirement fund R’000	Performance bonuses(1) R’000	12 months R’000

2016
Non-executive directors
R Bruyns	910	—	—		—	—	910
C Ewing	538	—	—		—	—	538
R Frew(2)	387	—	—		—	—	387
E Banda	442	—	—		—	—	442
A Welton	604	—	—		—	—	604
M Lamberti(2), (3)	286	—	—		—	—	286
M Akoojee(4)	—	—	—		—	—	—
G Nakos(5)	—	—	—		—	—	—
	3,167	—	—		—	—	3,167
Value added tax(2)	94						94
Executive committee(6)
S Joselowitz(7)	—	7,006	—		—	3,806	10,812
R Botha(8)	—	390	1,979	(9)	15	728	3,112
M Pydigadu(7)	—	2,304	109		87	1,299	3,799
H Scott(8)	—	586	100	(10)	—	1,054	1,740
C Tasker(7)	—	3,288	45		264	1,691	5,288
B Horan	—	2,292	118		90	1,365	3,865
G Pretorius	—	1,906	118		308	1,120	3,452
C Lewis	—	2,026	52		180	1,446	3,704
	3,261	19,798	2,521		944	12,509	39,033

2015
Non-executive directors
R Bruyns	858	—	—		—	—	858
H Brody(2), (11)	161	—	—		—	—	161
C Ewing(2)	500	—	—		—	—	500
R Frew(2)	365	—	—		—	—	365
E Banda(2)	410	—	—		—	—	410
F Roji(2), (12)	29	—	—		—	—	29
A Welton	550	—	—		—	—	550
M Lamberti(2), (3)	99	—	—		—	—	99
M Akoojee(4)	—	—	—		—	—	—
	2,972	—	—		—	—	2,972
Value added tax(2)	86						86

Notes to the consolidated financial statements

for the year ended March 31, 2016

Group	Directors’ fees R’000	Salary and allowances R’000	Other benefits R’000	Retirement fund R’000	Performance bonuses(1) R’000	12 months R’000
Executive committee(6)
S Joselowitz(7)	—	5,532	—	—	2,573	8,105
R Botha(8)	—	2,328	10	89	643	3,070
M Pydigadu(7)	—	2,117	110	83	1,082	3,392
H Scott(8)	—	2,821	—	—	1,411	4,232
C Tasker(7)	—	3,155	44	255	1,416	4,870
B Horan	—	2,004	117	79	1,330	3,530
G Pretorius	—	1,910	114	182	1,360	3,566
C Lewis	—	1,909	46	174	917	3,046
	3,058	21,776	441	862	10,732	36,869

2014
Non-executive directors
R Bruyns	805	—	—	—	—	805
H Brody(2)	256	—	—	—	—	256
C Ewing(2)	407	—	—	—	—	407
R Frew(2)	343	—	—	—	—	343
E Banda(2)	346	—	—	—	—	346
F Roji(2), (12)	69	—	—	—	—	69
R Shough(13)	138	—	—	—	—	138
A Welton	401	—	—	—	—	401
	2,765	—	—	—	—	2,765
Value added tax(2)	199	—	—	—	—	199

Executive committee(6)
S Joselowitz(7)	—	4,554	—	—	5,919	10,473
R Botha(8)	—	2,324	12	92	1,242	3,670
T Buzer(14)	—	2,030	21	159	1,729	3,939
M Pydigadu(7)	—	1,921	101	77	3,388	5,487
H Scott(8)	—	2,580	—	—	4,189	6,769
C Tasker(7)	—	2,897	42	233	3,488	6,660
B Horan	—	1,818	108	74	1,850	3,850
G Pretorius	—	1,741	99	160	1,852	3,852
C Lewis(15)	—	597	15	54	—	666
	2,964	20,462	398	849	23,657	48,330

(1)	Performance bonuses are based on actual amounts paid during the fiscal year.

(2)	Value added tax (“VAT”) included as part of certain invoices received. Directors’ fees shown exclude VAT.

(3)	Appointed to the Board with effect from November 19, 2014.

(4)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014. Subsequently resigned as alternate director to Mark Lamberti with effect from November 4, 2015.

(5)	Appointed as alternate director to Mark Lamberti with effect from November 4, 2015.

(6)	All prescribed officers of the Company are included as part of the executive committee.

(7)	Executive director as at March 31, 2016, March 31, 2015 and March 31, 2014.

(8)
Resigned from the Board with effect from August 9, 2013 but remained as Group executive committee member. Subsequently retired from the Group executive committee on May 31, 2015. Refer to note 14 for further details of share options held and exercised by these retired executives.

Notes to the consolidated financial statements

for the year ended March 31, 2016

(9)	Other benefits paid to R Botha include notice pay, severance pay and gratuity payments made as compensation for loss of office.

(10)	Other benefits paid to H Scott comprise gratuity payments made upon retirement.

(11)	Resigned as a non-executive director from the Board with effect from November 5, 2014.

(12)
Resigned as a non-executive director from the Board and appointed as alternate director to Hubert Brody with effect from May 13, 2013. Subsequently resigned as alternate director to Hubert Brody with effect from November 5, 2014.

(13)	Appointed to the Board with effect from June 1, 2012 and resigned from the Board with effect from August 9, 2013.

(14)	Resigned from the Board with effect from August 9, 2013 but remained as Group executive committee member until he retired on March 31, 2014.

(15)	Appointed to the executive committee with effect from December 1, 2013. Emoluments disclosed only include amounts paid from December 1, 2013 to March 31, 2014.

The remaining related party transactions are set out in note 34.

29.    Taxation

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Major components of taxation expense
Normal taxation	(57,545)	(51,519)	(53,545)
– Current	(53,626)	(50,946)	(53,409)
– Over-provision prior years	175	17	569
– Foreign tax paid	(3,768)	—	(351)
– Withholding tax	(326)	(590)	(354)
Deferred taxation (note 19)	(49,375)	(30,104)	(7,029)
– Current year	(49,365)	(27,980)	(6,722)
– Under-provision prior years	(10)	(2,124)	(307)

	(106,920)	(81,623)	(60,574)

Taxation recognized in other comprehensive income

	Before tax R’000	Tax impact R’000*	After tax R’000

2016
Exchange differences on translating foreign operations	68,568	—	68,568
Exchange differences on net investments in foreign operations	22,097	(2,466)	19,631
	90,665	(2,466)	88,199

	Before tax R’000	Tax impact R’000**	After tax R’000
2015
Exchange differences on translating foreign operations	26,466	—	26,466
Exchange differences on net investments in foreign operations	1,487	3,010	4,497
	27,953	3,010	30,963

Notes to the consolidated financial statements

for the year ended March 31, 2016

	Before tax R’000	Tax impact R’000	After tax R’000
2014
Exchange differences on translating foreign operations	45,475	—	45,475
Exchange differences on net investments in foreign operations	3,540	(599)	2,941
	49,015	(599)	48,416

*
During the 2016 fiscal year, exchange differences of R12.6 million on loans designated as net investments in subsidiaries which had no tax impact, were credited to equity. In addition, further exchange differences of R9.5 million on loans designated as net investments in subsidiaries were credited to equity with a corresponding tax debit of R2.5 million.

**
During the 2015 fiscal year, exchange differences of R7.6 million on loans designated as net investments in subsidiaries which had no tax impact, were credited to equity. This was offset by exchange differences of R6.1 million on loans designated as net investments in subsidiaries which were debited to equity with a corresponding tax credit of R3.0 million.

Tax rate reconciliation
The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

		March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000
Profit before taxation		289,411	230,639	212,158
Tax at the applicable tax rate of 28%		81,035	64,579	59,404
Tax effect of:		25,885	17,044	1,170
– Income not subject to tax		(398)	(313)	(258)
– Expenses not deductible for tax purposes(1)		6,869	5,851	4,125
– Non-deductible/(non-taxable) foreign exchange movements(2)	`	9,376	3,042	(264)
– Dividend withholding tax		326	590	354
– Utilization of prior year assessed losses		—	—	(958)
– Foreign tax paid(3)		3,768	—	351
– Tax rate differential		(6,551)	(5,225)	(4,562)
– Deferred tax not recognized on assessed losses		12,833	10,281	7,664
– Deferred tax previously not recognized		(531)	—	388
– (Over)/under-provision prior years		(165)	2,107	(262)
– Tax incentives in addition to incurred cost		—	—	(5,784)
– Other		358	711	376
		106,920	81,623	60,574

(1)	These non-deductible expenses consist primarily of items of a capital nature and costs attributable to exempt income.

(2)	The non-deductible/(non-taxable) foreign exchange movements arise as a result of the Group’s internal loan structures.

(3)	The foreign tax paid relates primarily to withholding taxes on revenue earned in jurisdictions where the Group does not have a legal entity.

The Group’s weighted average tax rate is 36.9% (2015: 35.4%, 2014: 28.6%).
MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150%

Notes to the consolidated financial statements

for the year ended March 31, 2016

allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.
In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. The process is ongoing. Consequently, at March 31, 2016, MiX International has an uncertain tax position relating to S11D deductions. MiX International has paid the R8.5 million related to the S11D deductions to the South African Revenue Service. The Group has considered this uncertain tax position and recognized a tax asset of R8.5 million at March 31, 2016. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group will not recover the tax asset and will incur an additional taxation expense of up to R8.5 million relating to the additional 50% claimed.

30.    Earnings per share

Basic
Basic earnings per share is calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Profit attributable to owners of the parent	182,989	149,622	151,589
Weighted average number of ordinary shares in issue (000’s)	775,139	789,316	732,171
Basic earnings per share (R)	0.24	0.19	0.21

Diluted
Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year. Share options and share appreciation rights granted to employees under the TeliMatrix Group Executive Incentive Scheme and the MiX Telematics Long-Term Incentive Plan (“LTIP”), as disclosed in note 14, are considered to be potential ordinary shares. They have been included in the determination of diluted earnings per share if the required target share price or annual shareholder return hurdles (as applicable) would have been met based on the Company's performance up to the reporting date, and to the extent to which they are dilutive. Details relating to the share options and share appreciation rights are set out in note 14.
Share appreciation rights were issued for the first time during the 2015 fiscal year and there were no potentially dilutive share appreciation rights at March 31, 2016 and March 31, 2015.

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Diluted profit attributable to owners of the parent	182,989	149,622	151,589

Weighted average number of ordinary shares in issue (000s)	775,139	789,316	732,171
Adjusted for: potentially dilutive effect of share options	8,275	15,069	36,135
Diluted weighted average number of ordinary shares in issue (000s)	783,414	804,385	768,306
Diluted earnings per share (R)	0.23	0.19	0.20

Notes to the consolidated financial statements

for the year ended March 31, 2016

Adjusted earnings per share
Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the year.

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Reconciliation of adjusted earnings
Profit attributable to owners of the parent	182,989	149,622	151,589
Net foreign exchange gains	(144,038)	(73,525)	(38,128)
Income tax effect on the above component	48,647	25,873	10,458
Adjusted earnings attributable to owners of the parent	87,598	101,970	123,919

Basic
Basic adjusted earnings per share is calculated by dividing the adjusted earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Adjusted earnings attributable to owners of the parent	87,598	101,970	123,919
Weighted average number of ordinary shares in issue (000s)	775,139	789,316	732,171
Basic adjusted earnings per share (R)	0.11	0.13	0.17

Diluted
Adjusted diluted earnings per share is calculated by dividing the diluted adjusted earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Diluted adjusted earnings attributable to owners of the parent	87,598	101,970	123,919
Diluted adjusted weighted average number of ordinary shares in issue (000s)	783,414	804,385	768,306
Diluted adjusted earnings per share (R)	0.11	0.13	0.16

Headline earnings per share
Headline earnings per share is a profit measure required for JSE-listed companies and is calculated in accordance with circular 2/2015 issued by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to certain separately identifiable remeasurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest.

Notes to the consolidated financial statements

for the year ended March 31, 2016

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Reconciliation of headline earnings
Profit attributable to owners of the parent	182,989	149,622	151,589
Loss/(profit) on disposal of property, plant and equipment and intangible assets (note 32.2)	208	456	(97)
Impairment of intangible assets (notes 5, 7 and 32.2)	2,871	456	63
Impairment of property, plant and equipment (notes 5, 6 and 32.2)	1,905	1,190	316
Insurance proceeds on impairment of Helicopter asset (note 23)	—	(3,237)	—
Non-controlling interest effects of adjustments	(244)	—	—
Income tax effect on the above components	2	324	(85)
Headline earnings attributable to owners of the parent	187,731	148,811	151,786

Basic
Basic headline earnings per share is calculated by dividing the headline earnings attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Headline earnings attributable to owners of the parent	187,731	148,811	151,786
Weighted average number of ordinary shares in issue (000s)	775,139	789,316	732,171
Basic headline earnings per share (R)	0.24	0.19	0.21

Diluted
Diluted headline earnings per share is calculated by dividing the diluted headline earnings attributable to owners of the parent by the diluted weighted average number of ordinary shares in issue during the year.

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Diluted headline earnings attributable to owners of the parent	187,731	148,811	151,786
Diluted weighted average number of ordinary shares in issue (000s)	783,414	804,385	768,306
Diluted headline earnings per share (R)	0.24	0.18	0.20

31.    Dividends

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Dividends declared	107,254	—	39,614

During fiscal 2016 the Board decided to reintroduce the Company’s policy of paying regular dividends which going forward will be considered on a quarter-by-quarter basis.

Notes to the consolidated financial statements

for the year ended March 31, 2016

The following dividends were declared by the Company in fiscal 2016 (excluding dividends paid on treasury shares):

•
In respect of the 2015 fiscal year, a dividend of R61.5 million was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 8 cents per share.

•
In respect of the first quarter of fiscal year 2016 which ended on June 30, 2015, a dividend of R15.4 million was declared on August 25, 2015 and paid on September 21, 2015. Using shares in issue of 768,601,150 (excluding 24,573,850 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the second quarter of fiscal year 2016 which ended on September 30, 2015 a dividend of R15.3 million was declared on November 5, 2015 and paid on November 30, 2015. Using shares in issue of 764,140,181 (excluding 30,334,819 treasury shares), this equated to a dividend of 2 cents per share.

•
In respect of the third quarter of fiscal year 2016 which ended on December 31, 2015 a dividend of R15.1 million was declared on February 4, 2016 and paid on February 29, 2016. Using shares in issue of 755,137,500 (excluding 40,000,000 treasury shares), this equated to a dividend of 2 cents per share.

The following dividends were declared by the Company in fiscal 2014:

•
In respect of the 2013 fiscal year, a dividend of R39.6 million was declared during the year and paid on July 8, 2013. Using shares in issue of 660,212,500 million, this equated to a dividend of 6 cents per share.

Notes to the consolidated financial statements

for the year ended March 31, 2016

32.    Cash flow statement
32.1    The following convention applies to figures other than adjustments:
Outflows of cash are represented by figures in brackets. Inflows of cash are represented by figures without brackets.
32.2    Reconciliation of profit for the year before taxation to cash generated from operations:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Profit before income taxation	289,411	230,639	212,158
Adjustments	33,779	88,742	94,799
– Loss/(profit) on disposal of property, plant and equipment and intangible assets (note 23)	208	456	(97)
– Depreciation (notes 6 and 24)	75,037	61,099	47,887
– Amortization (notes 7 and 24)	47,586	46,294	44,941
– Impairment of intangible assets (notes 7 and 24)	2,871	456	63
– Impairment of property, plant and equipment (notes 6 and 24)	1,905	1,190	316
– Finance income (note 25)	(8,126)	(9,380)	(5,136)
– Finance costs (note 26)	1,837	2,127	2,604
– Equity-settled share-based payments (notes 15 and 24)	7,838	5,220	4,611
– Cash-settled share-based payments (notes 21 and 24)	(2,018)	2,358	—
– Foreign exchange gains	(144,038)	(81,449)	(33,658)
– Impairment of receivables (note 11)	14,735	16,282	7,820
– Write-down of inventory to net realizable value (notes 10 and 24)	5,317	3,164	2,604
– Increase in provisions	29,731	40,904	22,498
– Lease straight-line adjustment	(174)	21	—
– Finance lease fair value adjustment (note 9)	1,070	—	—
– Other	—	—	346

Cash generated from operations before working capital changes	323,190	319,381	306,957

Changes in working capital	(29,382)	(57,427)	(40,788)
– (Increase) in inventories	(30,872)	(1,969)	(3,451)
– (Increase) in trade and other receivables	(46,297)	(43,231)	(55,235)
– Decrease/(increase) in finance lease receivable	4,655	7,331	(2,637)
– Increase/(decrease) in trade and other payables	46,712	(1,575)	32,389
– (Decrease) in provisions	(24,669)	(35,582)	(25,165)
– Foreign currency translation differences on working capital	21,089	17,599	13,311

Cash generated from operations	293,808	261,954	266,169

Notes to the consolidated financial statements

for the year ended March 31, 2016

33.    Business combination
2015
On November 1, 2014, the Group acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a South African-based provider of specialized fleet management solutions in southern Africa that are delivered off the Group’s hardware and software platform. These specialized fleet management solutions complement the Group's existing fleet management solutions and the acquisition broadens the array of services offered to current and future fleet management customers.
The acquisition was considered to be a business combination as defined by International Financial Reporting Standards, and as a result has been accounted for under the requirements of IFRS 3 Business Combinations. The Group acquired the power to direct the operating and financial activities of the acquired business on November 1, 2014, and the assets acquired and liabilities assumed have been recorded at their fair values.

The following table summarizes the consideration paid for Compass and the fair value of assets acquired and liabilities assumed at the acquisition date.

		R’000

Consideration at November 1, 2014
Total consideration payable		58,000
Cash consideration transferred at effective date		(40,000)
Contingent consideration		18,000

Recognized amounts of identifiable assets acquired and liabilities assumed
		Fair value
	Notes	R'000

Inventory		355
Property, plant and equipment	6	6,254
Software	7	1,180
Customer relationships	7	40,166
Patents and trademarks	7	2,155
Deferred tax liability raised	19	(11,850)
Total identifiable net assets		38,260
Goodwill	7	19,740
Acquisition date fair value of consideration paid		58,000

Acquisition-related expenses of R0.1 million were incurred and have been charged to administrative and other expenses in the consolidated income statement for the 2015 fiscal year. Goodwill of R19.7 million arising from the acquisition is attributable to the workforce acquired and the synergies expected from combining the business acquired and the Group. None of the goodwill recognized is deductible for income tax purposes.

Payment of the contingent consideration was contingent on the achievement of agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015. The agreed revenue and profit targets were achieved and the R18.0 million was paid to the former owners during May 2015.

As at the acquisition date, it was considered virtually certain that the aforementioned profit and revenue targets would be met and therefore, the contingent consideration payable was recognized at fair value which was considered to be R18.0 million. The fair value estimates were not discounted as the impact of discounting was not material. This is a level 3 fair value measurement.

Cash in respect of the contingent consideration payable of R18.0 million, was held in trust until May 2015 and was disclosed within restricted cash (note 12) at March 31, 2015.

Notes to the consolidated financial statements

for the year ended March 31, 2016

From the acquisition date to the end of the 2015 fiscal year, revenue of R24.5 million was recorded by the business acquired and profits of R1.5 million, including IFRS 3 amortization, were included in profit or loss.

34.    Related party transactions
Directors’ and executive committee members’ interest
The list of directors and executive committee members and their beneficial interests declared in the Company’s share capital at year-end held directly, indirectly and by associates were as follows:

	March 31, 2016			March 31, 2015
	Direct 000s	Indirect 000s	Associate 000s	Direct 000s	Indirect 000s	Associate 000s

Non-executive
R Bruyns	—	3,697	—	—	3,668	—
C Ewing	—	—	—	—	—	—
R Frew	—	63,848	70,261	—	63,848	70,261
A Welton	—	—	235	—	—	235
E Banda	—	—	—	—	—	—
M Lamberti(1)	—	—	—	—	—	—
M Akoojee(2)	—	—	—	—	—	—
G Nakos(3)	—	—	—	—	—	—

Executive
S Joselowitz	25,792	—	—	24,292	—	—
R Botha(4)	—	—	—	7,538	—	—
M Pydigadu	250	—	—	33	—	—
H Scott(4)	—	—	—	11,147	—	—
C Tasker(5)	—	3,328	—	—	2,638	—
G Pretorius	35	—	—	—	—	—
B Horan	397	—	78	—	—	78
C Lewis	1,525	—	—	1,400	—	—
	27,999	70,873	70,574	44,410	70,154	70,574

(1)	Appointed to the Board with effect from November 19, 2014.

(2)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014. Subsequently resigned as alternate director to Mark Lamberti with effect from November 4, 2015.

(3)	Appointed as alternate director to Mark Lamberti with effect from November 4, 2015.

(4)	Retired from the Group executive committee on May 31, 2015.

(5)
As at March 31, 2016, 489,834 (2015: Nil) of the shares indirectly owned were held in MiX Telematics Limited’s brokerage account, as the shares issued in relation to options exercised had not as yet been transferred.

Notes to the consolidated financial statements

for the year ended March 31, 2016

 Interests in contracts
During the year under review, the following were disclosed as contractual arrangements that existed between the Group and parties outside of the Group, in which certain of the directors and executive committee members had interests:

Name of director	Related party	Nature of relationship with the Group

R Frew	TPF Investments Proprietary Limited	Lease agreement: Midrand office
R Frew	Masalini Capital Proprietary Limited	Provides directors’ services
M Lamberti	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
M Akoojee(1)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
G Nakos(2)	Imperial Group Limited	Shareholder and distribution outlet through motor dealer channel and provides director and certain technology consulting services
R Botha(3)	Heartbeat centre for community development(4)	Receives donations from the Group in terms of its corporate and social investments initiatives

(1)	Appointed as alternate director to Mark Lamberti with effect from November 19, 2014. Subsequently resigned as alternate director to Mark Lamberti with effect from November 3, 2015.

(2)	Appointed as alternate director to Mark Lamberti with effect from November 3, 2015.

(3)	Retired from the Group executive committee on May 31, 2015.

(4)	Related party until May 31, 2015.
A list of subsidiaries has been included in note 41.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Transactions with related parties and balances outstanding at year-end are as follows (excluding key management personnel emoluments):

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Sales of goods and services	78,564	70,721	54,440
– Imperial Group Limited	78,564	70,721	54,440
Purchases of goods and services	35,595	30,263	18,702
– Control Instruments Automotive Proprietary Limited	**	**	629
– Masalini Capital Proprietary Limited	—	10	18
– Thynk Capital Proprietary Limited	—	14	26
– TPF Investments Proprietary Limited*	7,148	6,123	5,824
– Imperial Group Limited	28,447	24,116	12,143
– Creative Space Media	—	—	62
Corporate and social investment	257	179	599
– Heartbeat centre for community development***	257	179	599
Year-end balance of receivables (included in trade and other receivables – note 11)	11,144	7,417	4,624
– Imperial Group Limited	11,144	7,417	4,624
Year-end balance of payables (included in trade and other receivables – note 17)	3,209	102	113
– Masalini Capital Proprietary Limited	—	—	1
– Thynk Capital Proprietary Limited	—	—	2
– TPF Investments Proprietary Limited*	—	40	41
– Imperial Group Limited	842	62	69
– C Tasker****	2,367	—	—

*	Previously known as Thynk Property Fund Proprietary Limited.

**	No longer a related party during the fiscal year or at the applicable year-end.

***	Related party transactions up to May 31, 2015, when R Botha retired from the Group executive committee, have been disclosed.

****	Cash held by MiX Telematics Limited to be paid to C Tasker, a participant of the TeliMatrix Group Executive Incentive Scheme in respect of share options exercised.

Refer to note 28 for key management personnel emoluments disclosure. Key management personnel include executive committee members.
The related parties included above are related to the Group due to certain shares in these entities being held by executive or non-executive directors of the Company or due to common directorships held.
The receivables from related parties arise from sales transactions and are unsecured and bear no interest. Provisions that are held against receivables from related parties amounted to R1.0 million (2015: R0.4 million) at year-end.

 The payables to related parties arise mainly from purchase transactions and bear no interest.
35.    Contingencies
Service agreement
In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R53.0 million (2015: R51.1 million). No loss is considered probable under this arrangement.
36.    Commitments
Capital commitments
At March 31, the Group had approved, but not yet contracted, capital commitments for:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Property, plant and equipment	—	241	—
Intangible assets	63,670	31,739	30,368
	63,670	31,980	30,368

 At March 31, the Group had approved and contracted capital commitments for:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Property, plant and equipment	22,471	14,621	15,953
Intangible assets	33,234	17,574	13,794
	55,705	32,195	29,747

Capital commitments will be funded out of a mixture of working capital and cash and cash equivalents.
Operating leases
The Group leases various offices under operating lease agreements. The leases have various terms and escalation clauses and renewal rights.
The future minimum lease payments in respect of land and buildings under non-cancellable operating leases are as follows:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Land and buildings
Within one year	19,896	14,820	15,806
One to five years	9,767	13,042	27,839
	29,663	27,862	43,645

The Group leases various office equipment and vehicles under non-cancellable operating lease agreements. The lease terms are between one and five years with annual escalations between zero and 10% per annum. The Group is required to give up to three months’ notice for the termination of these agreements.

Notes to the consolidated financial statements

for the year ended March 31, 2016

The future minimum lease payments of office equipment and vehicles under non-cancellable operating leases are as follows:

	March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

Office equipment
Within one year	874	677	718
One to five years	1,032	1,375	224
	1,906	2,052	942
Vehicles
Within one year	836	1,211	1,477
One to five years	167	843	1,019
	1,003	2,054	2,496

The lease expenditure charged to the income statement during the year is disclosed in note 24.

37.    Events after the reporting period

Other than the items below, the directors are not aware of any matter material or otherwise arising since March 31, 2016 and up to the date of this report, not otherwise dealt with herein.
Specific repurchase of shares from related party
On April 29, 2016 the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited(“Imperial Holdings”) and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services”), a wholly owned subsidiary of Imperial Holdings, which currently holds 25.01% of the Company’s issued share capital, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 per repurchase share, for an aggregate repurchase consideration of R474.0 million (the “repurchase”).
In respect of the repurchase shares, Imperial Corporate Services will be entitled to receive any dividend which is declared after April 29, 2016, the record date for which falls prior to the date the repurchase is implemented.
The repurchase remains subject to the fulfilment, or waiver, as the case may be, of the following conditions precedent:

•	the Board of Directors of the Company approving all requisite Companies Act, No 71 of 2008, (the “Companies Act”) and JSE resolutions relating to the repurchase and the share repurchase agreement;

•	the written resignations by M Lamberti and G Nakos as director and alternate director of the Company with effect from the fulfilment date of the conditions precedent;

•	the Company obtaining the necessary approvals for the repurchase from the JSE and the Takeover Regulation Panel (“TRP”);

•	the Company obtaining a JSE and TRP fairness opinion in respect of the repurchase;

•	the shareholders of the Company approving the repurchase in terms of the JSE Listings Requirements and the Companies Act.
In terms of the share repurchase agreement, the Company is entitled to assign some or all of its rights in terms of the share repurchase agreement to a subsidiary.  Any repurchase shares acquired by a subsidiary of the Company will be held in treasury and any repurchase shares acquired by the Company will again form part of the authorized but unissued share capital of the Company upon repurchase.
The share repurchase agreement includes a restraint in favor of the Company whereby the Imperial group undertakes not to acquire a business which competes with the Company for a period of two years and non-solicitation undertakings as well as warranties and undertakings which are normal for a transaction of this nature.

Notes to the consolidated financial statements

for the year ended March 31, 2016

Dividend declared
On May 24, 2016 the Board declared in respect of the fourth quarter of fiscal year 2016 which ended on March 31, 2016, a dividend of 2 South African cents per ordinary share to be paid on June 20, 2016.

38.    Financial risk sensitivity analysis
Interest rate sensitivity
A change in the interest rate at the reporting date of 100 basis points for ZAR denominated instruments and 10 basis points for USD denominated instruments would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis is performed on the same basis for the year ended March 31, 2015.

		March 31, 2016 R’000	March 31, 2015 R’000

USD denominated instruments	Increase of 10 basis points	600	716
	Decrease of 10 basis points	(600)	(716)

ZAR denominated instruments	Increase of 100 basis points	960	1,625
	Decrease of 100 basis points	(960)	(1,625)

Foreign currency sensitivity
The Group has used a sensitivity analysis technique that measures the estimated change to profit or loss and equity of an instantaneous 5% strengthening or weakening in the functional currency against all other currencies, from the rate applicable at March 31, 2016, for each class of financial instrument with all other variables remaining constant. This analysis is for illustrative purposes only as, in practice, market rates rarely change in isolation.
The Group is exposed mainly to fluctuations in foreign exchange rates in respect of the South African Rand, Australian Dollar, United States Dollar, the British Pound, Brazilian Real and the Euro. This analysis considers the impact of changes in foreign exchange rates on profit or loss or equity, excluding foreign exchange translation differences resulting from the translation of the Group entities that have a functional currency different from the presentation currency, into the Group’s presentation currency (and recognized in the foreign currency translation reserve).

Notes to the consolidated financial statements

for the year ended March 31, 2016

A change in the foreign exchange rates to which the Group is exposed at the reporting date would have increased/(decreased) profit before taxation/equity by the amounts shown below. The analysis has been performed on the basis of the change occurring at the end of the reporting period.

		Increase/(decrease) in profit before taxation		Increase/(decrease) in equity before taxation
	Change in exchange rate %	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000	Result of weakening in functional currency R’000	Result of strengthening in functional currency R’000

2016
Denominated currency: Functional currency
EUR:GBP	5	918	(918)
USD:GBP	5	(8)	8
USD:ZAR	5	28,204	(28,204)	(8,259)	8,259
EUR:ZAR	5	(71)	71
GBP:ZAR	5	—	—	(1,561)	1,561
ZAR:USD	5	(3)	3	(805)	805
BRL:ZAR	5	—	—	(2,402)	2,402
EUR:USD	5	(84)	84
USD:AUD	5	131	(131)
AUD:USD	5	—	—
EUR:AUD	5	(4)	4
AUD:ZAR	5	179	(179)
ZAR:GBP	5	(60)	60
ZAR:AUD	5	(42)	42
USD:BRL	5	(35)	35
ZAR:BRL	5	37	(37)
USD:EUR	5	(667)	667
NGN:ZAR	5	223	(223)

2015
Denominated currency: Functional currency
EUR:GBP	5	709	(709)
USD:GBP	5	(7)	7
USD:ZAR	5	33,788	(33,788)	(2,116)	2,116
EUR:ZAR	5	71	(71)
GBP:ZAR	5	(12)	12	(1,313)	1,313
ZAR:USD	5	(22)	22	(805)	805
BRL:ZAR	5	—	—	(1,331)	1,331
EUR:USD	5	684	(684)
USD:AUD	5	(454)	454
AUD:USD	5	(507)	507
EUR:AUD	5	—	—
AUD:ZAR	5	41	(41)
ZAR:GBP	5	(80)	80
ZAR:AUD	5	(22)	22
USD:BRL	5	(87)	87
ZAR:BRL	5	—	—
USD:EUR	5	(420)	420

Notes to the consolidated financial statements

for the year ended March 31, 2016

39.    Liquidity risk
Liquidity risk is the risk that there will be insufficient funds available to settle obligations when they are due.
The Group has limited risk due to the recurring nature of its income and the availability of liquid resources. The Group meets its financing requirements through a mixture of cash generated from its operations and short and long-term borrowings. In addition, the Group has access to undrawn borrowing facilities (note 16). In addition, the Group holds the following cash resources:

	March 31, 2016 R’000	March 31, 2015 R’000

Cash and cash equivalents, net of overdrafts (note 13)	860,762	927,415

The specific repurchase of shares from a related party disclosed in note 37 to the consolidated financial statements is expected to also be financed from the cash resources above.
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Payable within 1 month or on demand R’000	Between 1 month and 1 year R’000	Between 1 year and 2 years R’000	Between 2 years and 5 years R’000	More than 5 years R’000

March 31, 2016
Borrowings	130	1,022	—	—	—
Trade payables	29,245	40,986	—	—	—
Accruals and other payables	39,679	77,451	—	—	—
Bank overdraft	16,374	—	—	—	—
Total	85,428	119,459	—	—	—

March 31, 2015
Borrowings	127	1,436	1,143	—	—
Trade payables	32,162	18,845	—	—	—
Accruals and other payables	27,536	73,150	—	—	—
Contingent consideration in respect of business combination (note 33)	—	18,000	—	—	—
Share-based payment liability (note 21)	—	—	—	7,719	—
Bank overdraft	17,966	—	—	—	—
Total	77,791	111,431	1,143	7,719	—
There have been no significant changes in the Group’s financial risk management described above relative to the prior year.

Notes to the consolidated financial statements

for the year ended March 31, 2016

40.    Exchange rates
The following major rates of exchange were used in the preparation of the consolidated financial statements:

		March 31, 2016 R’000	March 31, 2015 R’000	March 31, 2014 R’000

ZAR:USD	– closing	14.83	12.09	10.60
	– average	13.78	11.06	10.12
ZAR:GBP	– closing	21.31	17.94	17.60
	– average	20.63	17.82	16.11

Notes to the consolidated financial statements

for the year ended March 31, 2016

41. List of Group companies
MiX Telematics Limited is the parent company of the MiX Telematics Group of companies outlined below. All of the entities listed below have been consolidated.

Name	Principal activity	Place of incorporation	Legal % ownership
			March 31, 2016%	March 31, 2015%

Direct
MiX Telematics Investments Proprietary Limited	Treasury company	RSA	100	100
MiX Telematics Africa Proprietary Limited	Asset tracking and fleet management products and services	RSA	100	100
MiX Telematics International Proprietary Limited	Fleet management products and services and research and development	RSA	100	100
MiX Telematics Europe Limited	Fleet management products and services	UK	100	100
MiX Telematics North America Incorporated	Fleet management products and services	USA	100	100
MiX Telematics Australasia Proprietary Limited	Fleet management products and services	Australia	100	100
MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada	Fleet management products and services	Brazil	95	95

Indirect
MiX Telematics Technology Holdings Proprietary Limited	Dormant	RSA	100	100
MiX Telematics Europe GmbH(1)	Dormant	Germany	100	100
MiX Telematics Middle East FZE	Fleet management products and services	UAE	100	100
MiX Telematics Enterprise SA Proprietary Limited (2)	Fleet management products and services	RSA	85.1	85.1
MiX Telematics Fleet Support Services Proprietary Limited (2)	Dormant	RSA	49	49
MiX Telematics East Africa Limited	Fleet management products and services	Uganda	99.9	99.9
MiX Telematics Romania SRL(3)	Fleet management services	Romania	99	99
MiX Telematics (Thailand) Limited(4)	Fleet management products and services	Thailand	—	—

(1)	As of April 11, 2016 MiX Telematics Europe GmbH, a subsidiary of MiX Telematics Europe Limited, was liquidated and deregistered.

(2)
The remaining shareholdings in these companies are owned by structured entities, the MiX Telematics Fleet Support Trust (which holds a 51% interest in MiX Telematics Fleet Support Services Proprietary Limited) and the MiX Telematics Enterprise Trust (which holds a 14.9% interest in MiX Telematics Enterprise SA Proprietary Limited), which have been fully consolidated. Control of the structured entities was assessed when IFRS 10 Consolidated Financial Statements was adopted with effect from April 1, 2013 and there was no change to the historical accounting treatment applied by the Group. These trusts were set up in prior years to invest in the specified Group companies and to hold such investments for the benefit of certain MiX employees as beneficiaries.

(3)
During the 2015 fiscal year, MiX Telematics Middle East FZE incorporated MiX Telematics Romania SRL and obtained a 99% interest therein. The 1% non-controlling interest has been waived by its holder for the benefit of the Group.

Notes to the consolidated financial statements

for the year ended March 31, 2016

(4)
During the 2016 fiscal year MiX Telematics (Thailand) Limited was incorporated and subsequently controlled by the Group. 100% of the ownership interest in the entity has been waived by its holders for the benefit of the Group.